UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-13742

ICL GROUP LTD.

(Exact name of registrant as specified in its charter)

ICL Group Ltd.

Landmark Tower

2 Leonardo Da Vinci Street

Tel Aviv 6473309

Israel

(972) 03-6844459

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒               Form 40-F ☐

 ICL GROUP LTD.

 INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of ICL Group Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. In addition, this report on Form 6-K shall be deemed to be incorporated by reference into the Israeli Shelf Prospectus of ICL Group Ltd. filed with the Israel Securities Authority and dated September 19, 2025 (Filing Number: 2025-02-070730) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ICL GROUP LTD.

1.	Notice of Annual Meeting of Shareholders and Proxy Statement, dated September 17, 2026

July 30 , 2026 ICL Group Ltd. www.icl - group.com NOTICE OF 2026 ANNUAL GENERAL MEETING OF SHAREHOLDERS

LETTER FROM THE CEO DEAR SHAREHOLDER, You are cordially invited to attend ICL Group Ltd . ’ s (ICL) 2026 Annual General Meeting to be held on September 17 , 2026 , at 4 : 00 p . m . (Israel time) . The notice of the meeting, as well as the items of business and voting instructions, are included in this document . I would like to take this opportunity to provide an update on ICL ’ s performance in 2025 and Q 1 2026 and to share some details about our new strategic principles . In 2025 , we delivered adjusted EBITDA (1) of $ 1 . 5 billion, an increase year - over - year, and reported sales of $ 7 . 2 billion – up 5 % versus the prior year . This strong performance was supported by our local focus combined with a global presence, our ability to navigate diverse markets, and our leadership across advanced and innovative solutions . We delivered adjusted diluted earnings per share (1) of $ 0 . 36 in 2025 and distributed a total of $ 224 million in dividends, in accordance with our long - standing policy to pay out up to 50 % of adjusted net income to our shareholders . Our industry - leading dividend yield for 2025 was 3 . 1% . Beyond financial performance, 2025 was a pivotal year in shaping ICL's long - term direction . The Company completed a comprehensive strategic review that identified new growth engines and clarified our priorities across specialty crop nutrition and specialty food solutions . We also signed a binding agreement regarding the Dead Sea Concession assets, reducing uncertainty and enabling us to evaluate the alternatives ahead . As part of the implementation of the strategic review, we executed several initiatives, including the acquisition of Bartek Ingredients, a global leader in food - grade malic and fumaric acids, and the establishment of new production capabilities . We also launched our new water - soluble fertilizers plant in India, an important step that expands our specialty crop nutrition footprint in one of the world's fastest - growing agricultural markets . ICL continued its positive momentum into the first quarter of 2026 , delivering adjusted EBITDA of $ 412 million, up 15 % versus the first quarter of 2025 , and sales of $ 2 . 0 billion, an increase of 14 % year - over - year, with growth across all four business segments . Adjusted diluted earnings per share for the first quarter of 2026 reached $ 0 . 11 . In the first half of 2026 , the Company distributed dividends totaling $ 129 million : $ 60 million ( $ 0 . 05 per share) in March and $ 69 million ( $ 0 . 05 per share) in June . Following this strong performance, the Company increased its full - year 2026 adjusted EBITDA guidance to $ 1 . 5 billion to $ 1 . 7 billion . Building on this momentum, we are now advancing the strategic direction defined in our strategic review . As part of our extensive business review, we identified two main growth engines : specialty crop nutrition, which is part of Growing Solutions, and specialty food solutions, which is part of our Phosphate Solutions, where we are expanding into a field in which we have the capabilities, infrastructure, and market positioning to grow and succeed . These two growth engines are expected to drive sustainable and profitable growth for ICL in the coming years through a combination of strategic acquisitions and focused organic initiatives . We also announced that we will be sharpening our focus on maximizing our core businesses, such as Potash and Industrial Products, and reallocating resources to opportunities that best align with our capital allocation priorities . We are also reevaluating non - synergistic and low - potential activities while maintaining and expanding our efforts to deliver overall portfolio optimization and cost efficiency across all activities . As always, we continue to benefit from our truly talented global workforce, which operates consistently under all circumstances, demonstrating remarkable dedication and resilience, working together to find the right solutions for our customers and to support one another – no matter the challenge . Thank you for your continued trust and support. Sincerely yours, Elad Aharonson CEO and President (1) Non - IFRS financials measures and reconciliation to IFRS measures are described in the accompanying proxy statement for the ICL 2026 Annual General Meeting and Appendix A thereto. 2

ITEMS OF BUSINESS | WHO IS ELIGIBLE TO RECEIVE NOTICE AND VOTE | NOTICE OF MEETING ITEMS OF BUSINESS The following items of business will be covered, as more fully described in the accompanying proxy statement: 1. Re - election of Yoav Doppelt, Aviad Kaufman, Avisar Paz, Sagi Kabla, Lior Reitblatt, Tzipi Ozer Armon, Gadi Lesin, Michal Silverberg and Shalom Shlomo to serve as directors, effective as of the date of the Meeting, until the next annual general meeting of shareholders of the Company or until any of their earlier resignation or removal; 2. Reappointment of Somekh Chaikin, a Member Firm of KPMG International, as the Company ’ s independent auditor until the next annual general meeting of shareholders of the Company; and 3. Present and discuss our audited financial statements for the year ended December 31 , 2025 . WHO IS ELIGIBLE TO RECEIVE NOTICE AND VOTE If you are a holder of record of our Ordinary Shares as of the close of business on August 10 , 2026 (the “ Record Date ” ), you are entitled to receive notice of, and to vote in person or by proxy at, the Meeting or any adjournment or postponement thereof. This also applies if you held Ordinary Shares through a bank, broker, or other nominee (i.e., in “ street name ” ) that is one of our shareholders of record at the close of business on the Record Date, or which appeared in the participant listing of a securities depository (such as the Depository Trust Company) on that date. If you held our Ordinary Shares through a member of the Tel Aviv Stock Exchange ( “ TASE ” ) on the Record Date, you are also entitled to notice of the Meeting and to vote at the Meeting or any adjournment or postponement thereof. 3 NOTICE OF MEETING The 2026 Annual General Meeting of Shareholders (the “ Meeting ” ) of ICL Group Ltd. (the “ Company ” ) will be held: At the offices of the Company, Landmark Tower, 2 Leonardo Da Vinci Street, 26 th Floor, Tel Aviv, Israel and virtually via Teams at this link When: September 17 , 2026 4:00 p.m. (Israel time)

HOW CAN YOU VOTE | ADDITIONAL INFORMATION HOW CAN YOU VOTE The accompanying proxy statement includes important information about the Meeting and the voting process. Please read it carefully and remember to cast your vote. Record holders: Shareholders of record can vote either in person at the Meeting or by proxy (whether or not y ou attend the Meeting). If you are a shareholder of record, you can submit a proxy by completing, dating, and signing the enclosed form of proxy and returning it promptly, no later than 48 hours before the Meeting, in the preaddressed envelope provided. No postage is required if mailed in the United States. You should sign your name exactly as it appears on the enclosed proxy card. If you are signing in a representative capacity (for example, as a guardian, executor, trustee, custodian, attorney or officer of a corporation), please indicate your name and title or capacity. Beneficial holders: If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in “ street name. ” Your broker, bank, or nominee will provide you with instructions that you must follow to have your shares voted. If you are a beneficial holder and wish to vote in person at the Meeting, you must first obtain a “ legal proxy ” from your broker, bank, or nominee that holds your shares, giving you the right to vote the shares at the Meeting. Shares Traded on the TASE: If you hold your shares through a member of the TASE, you may vote your shares in person or by delivering or mailing (via registered mail) your completed Hebrew written ballot (in the form filed by the Company via MAGNA, the online platform of the Israel Securities Authority ( “ ISA ” )) to the offices of the Company not less than four hours prior to the time scheduled for the Meeting. Shareholders who hold shares through members of the TASE (whether attending the Meeting in person or voting through a voting ballot) must deliver to the Company an ownership certificate confirming their ownership of our Ordinary Shares as of the Record Date from the applicable TASE member, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000 , as amended. Alternatively, shares held via a TASE member may be voted electronically via the ISA ’ s electronic voting system up to six hours before the time of the Meeting. Shareholders should receive instructions about electronic voting from the TASE member through which they hold their shares. ADDITIONAL INFORMATION Shareholders may review the full version of the proposed resolutions in the Proxy Statement as well as the accompanying proxy card, via the website of the U.S. Securities and Exchange Commission at www.sec.gov or via the ISA ’ s electronic filing system at www.magna.isa.gov.il or the website of the TASE at www.maya.tase.co.il , and also at our offices during regular business hours, upon prior coordination (Landmark Tower, 2 Leonardo Da Vinci Street, 26 th Floor, Tel Aviv, Israel; Tel: + 972 - 3 - 6844459 ), until the Meeting. Our Company ’ s representative is Aya Landman, VP, Chief Compliance Officer & Corporate Secretary Landmark Tower, 2 Leonardo Da Vinci Street, 26 th Floor, Tel Aviv, Israel Tel: + 972 - 3 - 6844459 By Order of the Board of Directors, Aya Landman, Adv. VP, Chief Compliance Officer & Corporate Secretary July 30 , 2026 4

ICL GROUP LTD. PROXY STATEMENT 2025 | DISCLAIMER AND SAFE HARBOR ICL GROUP LTD. PROXY STATEMENT 2026 ANNUAL GENERAL MEETING OF SHAREHOLDERS This Proxy Statement is furnished to the holders of Ordinary Shares, par value NIS 1.00 per share (the “ Ordinary Shares ” ), of ICL Group Ltd. (the “ Company, ” “ ICL, ” “ we, ” “ us ” or “ our ” ) in connection with the solicitation by the Board of Directors of the Company (the “ Board of Directors ” or “ Board ” ) of proxies for use at the 2026 Annual General Meeting of Shareholders (the “ Meeting ” ), or at any postponement or adjournment thereof, pursuant to the accompanying Notice of 2026 Annual General Meeting of Shareholders. The Meeting will be held on September 17 , 2026 at 4:00 p.m. (Israel time), at the offices of the Company, Landmark Tower, 2 Leonardo Da Vinci Street, 26 th Floor, Tel Aviv, Israel and via Microsoft Teams (meeting URL: Link ) If you intend to participate in the meeting via Microsoft Teams, we recommend logging in at least 15 minutes before the Meeting to ensure that you are logged in when the Meeting starts. DISCLAIMER AND SAFE HARBOR FOR FORWARD - LOOKING STATEMENTS This proxy statement may contain forward - looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable securities laws. Whenever words such as “ believe, ” “ expect, ” “ anticipate, ” “ intend, ” “ plan, ” “ estimate, ” “ predict, ” “ strive, ” “ target, ” “ up to, ” “ expansion, ” or similar expressions are used, the Company is making forward - looking statements. Such forward - looking statements may include, but are not limited to, those that discuss strategies, goals, targets, objectives, financial outlooks, corporate initiatives, our long - term business, financial targets and outlook, current expectations, existing or new products, existing or new markets, operating efficiencies, or other non - historical matters. Because such statements deal with future events and are based on our current expectations, they could be impacted or be subject to various risks and uncertainties, including those discussed in the “ Risk Factors ” section and elsewhere in our Annual Report on Form 20 - F for the year ended December 31 , 2025 , filed with the U.S. Securities and Exchange Commission ( “ SEC ” ) on March 11 , 2026 (the “ 2025 Annual Report ” ), and in subsequent filings with SEC and the Israel Securities Authority ( “ ISA ” ). Our strategies, business and financial targets, goals and objectives are subject to change from time to time. Therefore, actual results, performance or achievements of the Company could differ materially from those described in or implied by such forward - looking statements due to various factors, including, but not limited to risk factors discussed under Item 3 – Key Information – D. Risk Factors in the 2025 Annual Report. Forward - looking statements speak only as of the date they are made and, except as otherwise required by law, the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements, targets or goals in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. Readers, listeners and viewers are cautioned to consider these risks and uncertainties and to not place undue reliance on such information. Forward - looking statements should not be read as a guarantee of future performance or results and are subject to risks and uncertainties, and the actual results may differ materially from those expressed or implied in the forward - looking statements . 5

NON - IFRS FINANCIAL MEASURES NON - IFRS FINANCIAL MEASURES Included in this proxy statement are financial measures that are not prepared in accordance with International Financial Reporting Standards ( “ IFRS ” ), such as adjusted EBITDA, adjusted net income attributable to the Company ’ s shareholders and adjusted diluted earnings per share, which were designed to complement the financial information presented in accordance with IFRS. Our management uses these non - IFRS measures to evaluate the Company ’ s business strategies and performance. We believe that these non - IFRS measures provide useful information to investors because they improve the comparability of our financial results between periods and provide for greater transparency of key measures used to evaluate our performance. These non - IFRS financial measures should be considered only as supplemental to, and not superior to, financial measures provided in accordance with IFRS. Other companies may calculate similarly titled non - IFRS financial measures differently than the Company. Please refer to page 9 and Appendix A of this proxy statement for additional information about such non - IFRS financial measures and reconciliation of the non - IFRS financial measures included in this proxy statement to the most directly comparable financial measures prepared in accordance with IFRS. 6

ICL PROXY SUMMARY ICL PROXY SUMMARY This summary highlights certain information that you should consider before voting on the proposals to be presented at the Meeting . This summary does not contain all of the information that you should consider, and you should read the entire Proxy Statement and our 2025 Annual Report carefully before voting. THE 2026 ANNUAL MEETING OF SHAREHOLDERS DATE: September 17 , 2026 TIME: 4:00 p.m. Israel Time VIRTUAL MEETING: at this link RECORD DATE: August 10 , 2026 WHERE TO FIND INFORMATION CORPORATE WEBSITE: www.icl - group.com INVESTOR WEBSITE: investors.icl - group.com 2025 ANNUAL REPORT: at this link VOTING MATTERS AND BOARD OF DIRECTOR RECOMMENDATIONS PROPOSAL 1 Re - election of nine directors to serve until the next annual general meeting of shareholders of the Company or until any of their earlier resignation or removal BOARD RECOMMENDATION FOR each director PAGE No. 25 PROPOSAL 2 Reappointment of Somekh Chaikin, a Member Firm of KPMG International, as the Company ’ s independent auditor until the next annual general meeting of shareholders of the Company BOARD RECOMMENDATION FOR PAGE No. 26 7

EXECUTIVE SUMMARY EXECUTING OUR STRATEGY & Innovation as Key Enablers PROFITABLE GROWTH Specialty Crop Nutrition Specialty Food Solutions MAXIMIZING CORE Maximize potash and phosphate value chains Maintain market leadership in bromine market OPTIMIZATION & EFFICIENCY Portfolio optimization Optimizing cost structure In 2026 , ICL is focused on executing an updated corporate strategy following a comprehensive business review. We have identified two primary growth engines: specialty crop nutrition within our Growing Solutions segment, and specialty food solutions within our Phosphate Solutions segment. We expect these businesses to drive sustainable, profitable growth through a combination of targeted acquisitions and focused organic initiatives. Concurrently, we are committed to maximizing the value of our core businesses, including Potash and Industrial Products, while reallocating resources to opportunities aligned with our capital allocation priorities. We are also actively reassessing non - core activities to streamline our portfolio. Across the organization, we remain focused on portfolio optimization, cost efficiency, and disciplined execution to support long - term shareholder value creation. 8

EXECUTIVE SUMMARY 9 FINANCIAL PERFORMANCE 2025 FY’25 FY’24 US$M ex. Per share $7,153 $6,841 Sales $226 $407 Net income, attributable to the Company’s shareholders $465 $484 Adjusted net income, attributable to the Company’s shareholders $0.18 $0.32 Diluted earnings per share $0.36 $0.38 Adjusted diluted earnings per share $1,488 $1,469 Adjusted EBITDA 2025 NON - FINANCIAL PERFORMANCE FY’25 FY’24 2,177 2,196 GHG Emissions ( thousands CO2e tonnes) 0.42 0.59 Incident Rate 26% 25% Percent of women in senior leadership 8 8 Social investment (US$ M)

EXECUTIVE SUMMARY CORPORATE GOVERNANCE HIGHLIGHTS ICL maintains high standards of corporate governance, which serve as the foundation for its operations and ethical conduct. We operate according to our guiding principle of – ‘ doing the right thing, in the right way, every day ’ . This approach goes beyond regulatory compliance and is reflected in the way integrity, transparency, accountability, and ethical behavior are integrated into business practices. ICL has established governance structures and procedures designed to meet the expectations of its stakeholders and support long - term value creation. Sustainability considerations are incorporated into decision - making processes, with an emphasis on clear responsibilities and transparent reporting. Our Board of Directors is responsible for overseeing the Company ’ s business and long - term strategy. Governance practices are supported by defined policies and processes that outline the roles and responsibilities of the Board and executive management. Key elements of these practices are presented on this page. BOARD GENDER DIVERSITY Assuming all of the director nominees are elected at the Meeting, our Board of Directors will have 36 % female representation ( 4 out of 11 ). ICL is committed to increasing the percentage of female representation on our Board to 45 % by the end of 2028 . Women in senior management reached 26 % in 2025 , with targets of 30 % by 2028 and 33 % by 2030 . ICL ’ s Diversity, Inclusion, and Belonging ( “ DIB ” ) policy is overseen by the Board ’ s CSC Committee, and a Global DIB Officer reports to the Global Executive Committee ("GEC"). 10 SUSTAINABILITY IN EXECUTIVE COMPENSATION HIGHLIGHTS Environmental, Social and Governance (ESG) performance targets are integrated into the annual short - term incentive plan for all executive officers, including targets relating to health and safety, environmental performance, supplier sustainability, diversity and gender equality, and business ethics compliance. Executive compensation is reviewed and approved by the HR & Compensation Committee, which is composed entirely of independent directors, ensuring independent oversight over all compensation decisions. BOARD SKILLS & EXPERTISE Our Board considers a skills matrix that encompasses leadership experience, industry expertise, finance and compliance, sustainability, innovation and technology, digitalization, and human resources. Board committees are chaired by directors whose expertise aligns with their respective domains. BOARD OF DIRECTORS ELECTIONS At each annual meeting of shareholders of ICL, each director, who is not an ‘ external director ’ under Israeli law, is elected to hold office for a one - year term expiring at the next annual meeting of shareholders of ICL.

DIRECTOR MEETING ATTENDANCE IN 2025 98 % attendance at all Board of Directors meetings and Audit & Accounting Committee meetings. 100 % attendance at all other committee meetings, including HR & Compensation, Climate, Sustainability & Community Relations, Financing, and Regulation. EXECUTIVE SUMMARY 11 CORPORATE GOVERNANCE HIGHLIGHTS NEW DIRECTORS ON - BOARDING & DIRECTORS ’ TRAININGS The Company has a tailored and robust onboarding program for new directors, aimed at familiarizing new directors with key topics. The program is formalized and tailored with consideration for the expected committee responsibilities of each new director. EXTERNAL & INDEPENDENT DIRECTORS As an Israeli publicly traded company, we are required by the Israeli Companies Law, 1999 (the “ Israeli Companies Law ” ), to have at least two external directors serving on our Board of Directors. Such external directors must be independent and unaffiliated with the Company or its controlling shareholder. External directors are elected, by law, for a period of three consecutive years, to preserve their independence. All the members of our Audit & Accounting and HR & Compensation Committees are independent under the Israeli Companies Law and the NYSE rules. ANNUAL BOARD OF DIRECTORS EVALUATIONS The Board and its committees conduct annual self - evaluations to assess effectiveness, composition, and governance processes. % OF INDEPENDENT DIRECTORS Assuming all of the director nominees are elected at the Meeting, 8 out of 11 of our directors ( 73%) will be independent under the NYSE rules. RISK OVERSIGHT ICL ’ s Enterprise Risk Management (ERM) framework coordinates risk management enterprise wide. Board committees oversee specific risk areas: financial risk and cybersecurity (Audit & Accounting); climate and environmental risks (CSC); human capital (HR & Compensation); and regulatory preparedness (Regulation). In 2025 , ICL launched ‘ ICRISK ’ , a digital platform for risk monitoring and reporting. ICL ’ s Gatekeepers Forum comprises key oversight functions from across the organization, including Internal Audit, Compliance, Accounting, Information Security, Environment, Health and Safety (EHS), Quality Assurance, and Risk Management. The Forum meets quarterly to share risk information and coordinate compliance efforts, and reports periodically to the GEC and Audit & Accounting Committee.

EXECUTIVE SUMMARY CLIMATE, SUSTAINABILITY & COMMUNITY ENGAGEMENT We are committed to protecting our employees, the environment, and the communities in which we operate. Our actions are governed by our Climate, Sustainability & Community Relations Committee (the “ CSC Committee ” ). The CSC Committee, chaired by Dr. Miriam Haran, a seasoned environmental expert, oversees: 12 1. climate, sustainability, safety, environment, and water management risks and opportunities, as well as related targets, policies and programs; 2. community outreach initiatives, public relations and advocacy; and 3. diversity and inclusion aspects within ICL. In 2025 , ICL achieved key sustainability milestones: SBTi validation of near - term emissions reduction targets, placement on CDP ’ s “ Double A List ” for Climate and Water, and an EcoVadis Gold Medal placing ICL among the top 5 % of assessed suppliers globally. CODE OF CONDUCT & ETHICS ‡ ICL ’ s Code of Conduct, published in 12 languages, applies Company - wide. ‡ In 2025 , ICL adopted the Business Partners Code of Conduct, aimed at outlining our principles and expectations that business partners maintain the same high ethical standards in their business relationships. ‡ In 2025 , 99 % of relevant employees completed ethics and compliance training. ‡ ICL ’ s compliance program covers 12 core components, including anti - bribery and corruption, fraud prevention, trade compliance, competition law, data privacy, human rights, and labor law. ‡ The program is regularly audited both internally and externally. ‡ In 2025 , a Global Risk Assessment was conducted across all operational sites, and ICL introduced a centralized digital platform for managing complaints and investigations. ‡ ICL ’ s Speak Up culture is supported by a 24 / 7 multilingual third - party reporting hotline. CORPORATE GOVERNANCE HIGHLIGHTS

EXECUTIVE SUMMARY

DIRECTOR NOMINEES

The table below provides summary information about each nominee for election as a director at the Meeting, as well as our two external directors (within the meaning of the Israeli Companies Law).

DIRECTOR NOMINEE	AGE	DIRECTOR SINCE	INDEPENDENT DIRECTOR		COMMITTEE MEMBERSHIP				
			UNDER THE ISRAELI COMPANIES LAW	UNDER THE NYSE RULES	A&A	COMP	CSC	FIN	REG[4]
Yoav Doppelt (Chairman of the Board)	57	December 2018 Chairman since July 2019	(1)						
Aviad Kaufman	55	March 2014	(1)					o	
Avisar Paz	69	April 2001	(2)	V				o	
Lior Reitblatt	68	November 2017	V	V	o	o			
Sagi Kabla	49	February 2016	(1)				o	●	
Tzipi Ozer Armon	60	January 2020	V	V					o
Gadi Lesin	59	March 2021	V	V	o		o		
Michal Silverberg	50	July 2022	(3)	V					
Shalom Shlomo	48	January 2024	V	V			o		●
EXTERNAL DIRECTORS (NOT STANDING FOR ELECTION AT THE MEETING)									
Dr. Miriam Haran	76	July 2021	V	V	o	●	●		o
Dafna Gruber	60	January 2022	V	V	●	o		o	

(1) Messrs. Yoav Doppelt, Aviad Kaufman and Sagi Kabla are not considered independent directors under the Israeli Companies Law and the New York Stock Exchange ("NYSE") corporate governance standards by virtue of the positions they hold with our controlling shareholder.

(2) The Company's Board of Directors has determined that Mr. Avisar Paz qualifies as an independent director under the NYSE corporate governance standards. Mr. Paz is not considered independent under the Israeli Companies Law by virtue of the positions he previously held with our controlling shareholder.

(3) Ms. Michal Silverberg meets all qualifications for independent director under the Israeli Companies Law but has not been formally classified as such.

(4) On May 18, 2025, the Board of Directors resolved to establish the Regulation Committee to oversee regulatory matters, which is currently composed of three members: Shalom Shlomo (Chair), Tzipi Ozer-Armon, and Dr. Miriam Haran.

A&A	Audit & Accounting Committee
CSC	Climate, Sustainability & Community Relations Committee
COMP	HR & Compensation Committee
FIN	Financing Committee
REG	Regulation Committee
●	Committee Chair
o	Committee Member

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EXECUTIVE SUMMARY

BOARD OF DIRECTORS SKILLS MATRIX

The Company's Board of Directors has adopted guidelines to institutionalize and enhance the structure and composition of the Board in order to maintain a diverse Board of Directors, comprised of directors who represent a range of backgrounds, including high-level managerial experience in complex organizations; global business experience; expertise in strategy development and complex issues; experience working with emerging markets and business development in high-volume businesses; and knowledge of corporate governance, sustainability, environmental matters, risk management and regulatory compliance, as well as gender diversity.

In addition, the Company seeks to maintain a Board of Directors that includes directors with expertise in the following areas: industry knowledge; corporate governance; environmental, biodiversity and climate matters; logistics and operations; and safety. The Company strives to incorporate directors with such expertise into the Board through new appointments and when filling vacancies on the Board as they arise.

The guidelines also include principles for the nomination of external directors under Israeli law.

Further information regarding the composition of our Board of Directors immediately following the Meeting, assuming the re-election of all director nominees, is detailed below in our Board competency profile matrix, which reflects the directors' self-assessed skills and areas of expertise:

	YOAV DOPPELT EXECUTIVE CHAIRMAN OF THE BOARD	AVIAD KAUFMAN	AVISAR PAZ	LIOR REITBLATT	SAGI KABLA	TZIPI OZER ARMON	GADI LESIN	DR. MIRIAM HARAN	DAFNA GRUBE	MICHAL SILVERBERG	SHALOM SHLOMO
Leadership experience in managing companies, associations and networks	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	
Industry/Commercial expert	✓	✓	✓	✓	✓		✓	✓	✓		
Other economic sectors	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	
Finance, financial reporting, law and compliance	✓	✓	✓	✓	✓	✓	✓		✓	✓	
Sustainability topics					✓		✓	✓	✓		✓
Accounting and auditing, sustainability reporting and risk management	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	
Innovation, research & development and technology	✓				✓	✓	✓	✓	✓	✓	
Digitalization, IT, business models and start-ups	✓		✓	✓	✓	✓	✓		✓	✓	
Human resources, communications and the media	✓			✓		✓	✓	✓	✓		✓
	♂	♂	♂	♂	♂	♀	♂	♀	♀	♀	♂

14

EXECUTIVE SUMMARY DIRECTOR NOMINEE DIVERSITY AND TENURE HIGHLIGHTS The Board of Directors considers the qualifications of each director nominee and the overall composition of the Board. We are committed to Board diversity and to maintaining a balance of tenure that brings both experience and fresh perspectives to Board deliberations. MALE FEMALE 64 % MAN 36 % WOMAN TENURE OF OUR 9 DIRECTOR NOMINEES EXECUTIVE COMPENSATION OVERVIEW Our executive compensation program ’ s total direct compensation consists of a traditional base salary, together with additional guaranteed compensation components, such as social benefits, social and related provisions, a Company car and reimbursement of telephone expenses, short - term incentives tied to financial, operational and strategic performance, and long - term incentives linked to share price performance. 2025 PAY MIX The following charts illustrate the composition of total direct compensation for 2025 , including the mix of fixed compensation (base salary and guaranteed components), and short - and long - term incentive compensation. The data reflects the average total direct compensation for 2025 for our five highest - paid executive officers, broken down by compensation component, as disclosed in our 2025 Annual Report. 36 % FIXED COMP 2025 CEO PAY MIX 15 % STI 49 % LTI 41 % FIXED COMP 2025 5 - TOP EXECUTIVE EARNERS PAY MIX 14 % STI 45 % LTI 0 - 8 YEARS 4 5 ABOVE 8 YEARS 15

EXECUTIVE SUMMARY COMPENSATION PRACTICES AND POLICIES As an Israeli public company, we are required to adopt a compensation policy for Office Holders, as such term is defined in the Israeli Companies Law, once every three years (the “ Compensation Policy ” ). Our current Compensation Policy, adopted in 2024 , reflects our executive compensation philosophy and establishes a comprehensive framework of rules and principles for compensation and incentives for these executives. WHAT WE DO? A majority of the targeted total direct compensation is at - risk and tied to performance We maintain an appropriate balance between short - term and long - term compensation to provide appropriate balance between short - and long - term decision making and discourage excessive risk taking Our executive compensation is governed by a strict compensation policy, approved by our shareholders by a special majority once every three years Our HR & Compensation Committee is an independent committee, comprised of independent directors only. Our Compensation Recoupment Policy ( “ claw back ” ) requires us to reasonably promptly recover incentive - based compensation received by executive officers in the event of certain restatements of the Company ’ s financial statements. In addition, our Compensation Policy includes a claw back provision that is applicable to variable compensation of Office Holders (as such term is defined in the Israeli Companies Law). WHAT WE DON ’ T DO? ‡ We do not award uncapped incentives that could encourage excessive risk - taking. ‡ We do not reprice options granted under our equity incentive plan. ‡ We do not enter into executive employment agreements without the ability to terminate the agreement within a defined time period. 16

SECTION 1 | VOTING INFORMATION VOTING INFORMATION 17

SECTION 1 | VOTING INFORMATION WHO CAN VOTE You are entitled to notice of, and to vote in person or by proxy at, the Meeting or any adjournment or postponement thereof, if you are a holder of record of our Ordinary Shares as of the close of business on August 10 , 2026 ( “ Record Date ” ). You are also entitled to notice of the Meeting and to vote at the Meeting or any adjournment or postponement thereof if you held Ordinary Shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on the Record Date, or which appeared in the participant listing of a securities depository (such as the Depository Trust Company) on that date, and if you held your shares through a member of the TASE on that date. See below “ How You Can Vote. ” OUTSTANDING ORDINARY SHARES There were 1,290,718,361 Ordinary Shares outstanding on July 1 , 2026 . MATTERS TO BE VOTED ON You will be asked to vote on the following items of business: 1. Re - election of Yoav Doppelt, Aviad Kaufman, Avisar Paz, Sagi Kabla, Lior Reitblatt, Tzipi Ozer Armon, Gadi Lesin, Michal Silverberg and Shalom Shlomo to serve as directors, effective as of the date of the Meeting, until the next annual general meeting of shareholders of the Company or until any of their earlier resignation or removal; 2. Reappointment of Somekh Chaikin, a Member Firm of KPMG International, as the Company ’ s independent auditor until the next annual general meeting of shareholders of the Company. At the Meeting, following the matters to be voted on as detailed above, we will also present and discuss our audited financial statements for the year ended December 31 , 2025 , as previously made available to our shareholders as part of our 2025 Annual Report, which may be accessed via the SEC ’ s website at www.sec.gov and the ISA ’ s website at http://www.magna.isa.gov.il (reference number 2026 - 02 - 021894 ), as well as via the “ Investor ” section of our Company ’ s website, www.icl - group.com . The Company currently is not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, or any adjournment or postponement thereof, the persons designated as proxies may vote in accordance with the judgment on such matters. 18

SECTION 1 | VOTING INFORMATION QUORUM Two or more shareholders holding in the aggregate more than 50 % of the outstanding voting power in the Company, present in person or by proxy, written ballot or via the ISA ’ s electronic voting system, and entitled to vote, will constitute a quorum at the Meeting. If within half an hour from the time scheduled for the Meeting a quorum is not present, the Meeting shall be adjourned to September 24 , 2026 , at the same time and place. If a quorum is not present within half an hour from the time scheduled for the adjourned meeting, then two shareholders with voting rights, who hold in the aggregate at least one - third of the Company ’ s issued share capital, who are present, in person or by proxy, written ballot or via the ISA ’ s electronic voting system, shall constitute a quorum. This notice will serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders. In the case of joint holders of Ordinary Shares, pursuant to Article 75 of the Articles of Association of the Company, the vote of the most senior of such joint holders who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose, seniority will be determined by the order in which the names stand in the Company ’ s shareholders register. Abstentions and broker non - votes will be counted towards the quorum. Broker non - votes occur when brokers that hold their customers ’ shares in street name sign and submit proxies for such shares, and vote such shares on some matters but not on others. This occurs when brokers have not received any instructions from their customers, in which case the brokers, as the holders of record, are permitted to vote on “ routine ” matters, but not on non - routine matters. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum purposes. 19 VOTE REQUIRED FOR APPROVAL OF THE PROPOSALS Each Ordinary Share is entitled to one vote upon each of the proposals to be presented at the Meeting. The affirmative vote of the holders of a majority of the voting power in the Company represented at the Meeting, in person or by proxy, written ballot or via the ISA ’ s electronic voting system, and voting on the matter, is required for the approval of each of the proposals. In tabulating the voting results for any particular proposal, shares that constitute broker non - votes and abstentions are not considered votes cast on that proposal. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes. Therefore, it is important for a shareholder that holds Ordinary Shares through a bank or broker to instruct its bank or broker how to vote its shares if the shareholder wants its shares to count towards the vote tally for a given proposal.

SECTION 1 | VOTING INFORMATION HOW YOU CAN VOTE How you vote depends on whether you are shareholder of record, shareholder in “ street name ” or shareholder who holds shares that are traded on the TASE. You are a shareholder of record if the share certificate or book - entry position is registered in your name at our transfer agent. You are considered the beneficial owner of shares held in “ street name ” if your shares are held in a stock brokerage account or by a bank or other nominee. You are considered a shareholder who holds shares that are traded on the TASE if your shares are held through a member of the TASE. SHAREHOLDER OF RECORD You may attend and vote in person at the Meeting or may submit your vote by completing, signing and submitting (in the enclosed, postage - paid envelope) the enclosed proxy card. Unless otherwise indicated specifically on the form of proxy, Ordinary Shares represented by any proxy in the enclosed form will be voted in favor of all the matters to be presented at the Meeting, as recommended by the Board of Directors. To be valid, a proxy must be properly executed and received by our transfer agent or at the offices of the Company no less than 48 hours prior to the time scheduled for the Meeting (i.e., 4:00 p.m. (Israel time) on September 15 , 2026 ), unless a shorter period is determined by the chairman of the Meeting. SHAREHOLDER IN “ STREET NAME ” Your broker, bank or nominee will provide you with instructions that you must follow in order to have your shares voted. If you are a beneficial holder and wish to vote in person at the Meeting, you must first obtain a “ legal proxy ” from your broker, bank or nominee that holds your shares giving you the right to vote the shares at the Meeting. HOLDER OF SHARES TRADED ON TASE You may vote your shares in person, or by delivering or mailing (via registered mail) your completed Hebrew written ballot (in the form filed by the Company via MAGNA, the online platform of the ISA), to the offices of the Company at the address set forth above, attention: Aya Landman, VP, Chief Compliance Officer & Corporate Secretary, no less than four hours prior to the Meeting. Shareholders who hold shares through TASE members (whether attending the Meeting in person or voting through a voting ballot) must deliver to the Company an ownership certificate from the applicable TASE member confirming their ownership of Ordinary Shares as of the Record Date, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000 , as amended. Alternatively, shares held via a TASE member may be voted electronically via the ISA ’ s electronic voting system up to six hours before the Meeting. Shareholders should receive instructions about electronic voting from the TASE member through which they hold their shares. 20

SECTION 1 | VOTING INFORMATION CHANGE OR REVOCATION OF PROXY Shareholders of record may revoke the authority granted by their execution of proxies by delivering to the Company or its transfer agent a written notice of revocation or duly executed proxy bearing a later date, provided such revocation notice or later - dated proxy is received by the Company or its transfer agent at least 48 hours before the Meeting, unless a shorter period is determined by the chairman of the Meeting, or by attending the Meeting and voting in person. Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request. If your shares are held in “ street name, ” you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person. If your shares are held through a member of the TASE and you wish to change your voting instructions, you may change your vote (i) by attending the Meeting and voting in person, by presenting a valid ownership certificate (as of the Record Date); (ii) by delivering a later - dated duly executed Hebrew written ballot, together with a valid ownership certificate (as of the Record Date), to the Company ’ s offices no later than four hours prior to the designated time of the Meeting, or (iii) by following the relevant instructions for changing your vote via the ISA electronic voting system by no later than six hours before the time set for the Meeting. SOLICITATION OF PROXIES Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. Proxies are being mailed to shareholders on or about August 6 , 2026 , and will be solicited mainly by mail. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding proxy materials to beneficial owners of Ordinary Shares. In addition, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, e - mail or other personal contact. ADDITIONAL INFORMATION Financial and other information about the Company is available under ICL ’ s profile on the SEC website at www.sec.gov and the ISA ’ s website at http://www.magna.isa.gov.il , as well as via the “ Investor ” section of our Company ’ s website, www.icl - group.com . In addition, any shareholder who would like to receive a copy of our 2025 Annual Report may do so free of charge by contacting our registered head office at the following address: ICL Group Ltd. Landmark Tower, 2 Leonardo Da Vinci Street, 26 th Floor, Tel Aviv, Israel Attention : Aya Landman, VP, Chief Compliance Officer & Corporate Secretary Tel : + 972 - 3 - 6844459 Email : Aya . Landman@icl - group . com Any documents referred to in this proxy statement, and any information or documents available on the SEC, ISA, TASE or any other website, including our own, are not incorporated by reference into this proxy statement unless otherwise specified . 21 DATE OF INFORMATION The information contained in this proxy statement is given as of July 23 , 2026 , unless otherwise specified.

SECTION 1 | VOTING INFORMATION PRINCIPAL SHAREHOLDERS The following table presents as of July 29 , 2026 (unless otherwise noted below) the beneficial ownership of our Ordinary Shares, as determined in accordance with rules of the SEC, by each person who is known by us to be the beneficial owner of 5 % or more of our outstanding Ordinary Shares. The data presented is based on information provided to us or disclosed in public regulatory filings. The number of Ordinary Shares beneficially owned by each entity, person, executive officer or director is determined in accordance with the rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which a person has sole or shared voting power or investment power as well as any shares that a person has the right to acquire within 60 days through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares held by that person. 22 1. The percentages shown are based on 1 , 290 , 718 , 361 Ordinary Shares issued and outstanding as of July 29 , 2026 (after excluding shares held by us or our subsidiaries) . 2. Israel Corp . is a public company listed for trading on the TASE . Based on the information provided by Israel Corp . , Millenium Investments Elad Ltd . ( “ Millenium ” ) and Mr . Idan Ofer are considered as controlling shareholders jointly of Israel Corp . , for purposes of the Israeli Securities Law, 1968 (each of Millenium and Mr . Idan Ofer hold shares in Israel Corp . directly, and Mr . Idan Ofer serves as a director of Millenium and has an indirect interest in it as the beneficiary of the discretionary trust that has indirect control of Millenium, as stated below) . As of July 29 , 2026 , Millenium held approximately 38 . 28 % of the issued share capital (and approximately 38 . 65 % of the voting rights) in Israel Corp . , which held as of July 29 , 2026 , approximately 43 . 93 % of the voting rights and approximately 43 . 11 % of the issued share capital, of the Company . To the best of Israel Corp . ’ s knowledge, Millenium is wholly owned by Mashat (Investments) Ltd . ( “ Mashat ” ) . Mashat is wholly owned by Ansonia Holdings Singapore B . V . ( “ Ansonia ” ) which is incorporated in the Netherlands . Ansonia is a wholly owned subsidiary of Jelany Corporation N . V . (registered in Curaçao), which is wholly owned subsidiary of the Liberian company, Court Investments Ltd . ( “ Court ” ) . Court is wholly owned by a discretionary trust, in which Mr . Idan Ofer is the beneficiary . In addition, as of July 29 , 2026 , Lynav Holdings Ltd . ("Lynav"), which is a company controlled by a discretionary trust in which Mr . Idan Ofer is the beneficiary, held directly approximately 9 . 39 % of the issued share capital (and approximately 9 . 48 % of the voting rights) of Israel Corp . Furthermore, as of July 29 , 2026 , Mr . Idan Ofer held directly approximately 0 . 05 % of the issued share capital (and approximately 0 . 05 % of the voting rights) of Israeli Corp . Even though Israel Corp . holds less than 50 % of the Company ’ s ordinary shares, it still has decisive influence at the general meetings of the Company ’ s shareholders and, effectively, it has the power to appoint directors (other than the external directors) and to exert significant influence with respect to the composition of the Company ’ s Board of Directors . As of July 29 , 2026 , approximately 73 million ordinary shares have been pledged by Israel Corp . to secure certain liabilities, almost entirely comprised of margin loans with an aggregate outstanding principal amount of $ 150 million . 3. Based solely upon and qualifie d in its entirety with reference to a Schedule 13 G filed by Migdal Insurance & Financial Holdings Ltd . ( “ Migdal ” ) with the SEC on November 13 , 2025 . According to the Schedule 13 G, of the 88 , 693 , 705 Ordinary Shares reported as beneficially owned by Migdal (i) 78 , 990 , 548 Ordinary Shares are hel d for members of the public through, amon g others, provident funds, pension funds and insurance policies, which are managed by Migdal , and (ii) 9 , 703 , 157 Ordinary Shares are hel d for members of the public through mutual funds which are managed by Migdal . 4. Based solely upon and qualified in its entirety by reference to a Schedule 13 G filed by Harel Insurance Investments & Financial Services Ltd . ( “ Harel ” ) with the SEC on July 29 , 2026 . According to the Schedule 13 G, of the 86 , 377 , 321 Ordinary Shares reported as beneficially owned by Harel, (i) 84 , 860 , 850 Ordinary Shares are held for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or insurance policies and/or exchange traded funds, which are managed by subsidiaries of Harel, each of which subsidiaries operates under independent management and makes independent voting and investment decisions, (ii) 405 , 968 Ordinary Shares are held by third - party client accounts managed by a subsidiary of Harel as portfolio managers, which subsidiary operates under independent management and makes independent investment decisions and has no voting power in the securities held in such client accounts, and (iii) 1 , 110 , 503 Ordinary Shares are beneficially held for its own account . 5. Based solely upon and qualified in its entirety with reference to Amendment No . 7 to Schedule 13 G filed by The Phoenix Holdings Ltd . (the “ Phoenix ” ) with the SEC on May 12 , 2026 . According to the Schedule 13 G/A, the Ordinary Shares held by the Phoenix are beneficially owned by various direct or indirect, majority or wholly owned subsidiaries of Phoenix (the “ Phoenix Subsidiaries ” ) . The Phoenix Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange - traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients . Each of the Phoenix Subsidiaries operates under independent management and makes its own independent voting and investment decisions . 6. Based solely upon and qualified in its entirety with reference to a Schedule 13 G filed by Menora Mivtachim Holdings Ltd . ( “ Menora Holdings ” ) with the SEC on November 19 , 2025 . According to the Schedule 13 G, the securities reported are beneficially owned by Menora Holdings and by entities that are direct or indirect, wholly - owned or majority - owned, subsidiaries of Menora Holdings (the "Subsidiaries"), such as Menora Mivtachim Insurance Ltd . , Shomera Insurance Company Ltd . , Menora Mivtachim Pensions and Gemel Ltd . , Menora Mivtachim Vehistadrut Hamehandesim Nihul Kupot Gemel Ltd . , and Menora Mivtachim Investment Portfolio Management Ltd . The economic interest or beneficial ownership in a portion of the securities covered by the report (including the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities) is held for the benefit of insurance policy holders, the owners of portfolio accounts, or the members of the provident funds or pension funds, as the case may be . 7. Based solely upon and qualified in its entirety with reference to a Schedule 13 G filed by Altshuler Shaham Ltd . ( “ Altshuler ” ) with the SEC on January 17 , 2023 . According to the Schedule 13 G, of the 64 , 691 , 143 Ordinary Shares reported as beneficially owned by Altshuler (i) 61 , 312 , 442 Ordinary Shares are hel d by provident and pension funds managed by Altshuler Shaham Provident & Pension Funds Ltd . , a majority - owned subsidiary of Altshuler, (ii) 3 , 378 , 701 Ordinary Shares are hel d by mutual funds managed by Altshuler Shaham Mutual Funds Management Ltd . , a wholly - owned subsidiary of Altshuler ; and (iii) 263 , 100 Ordinary Shares are hel d by hedge funds managed by Altshuler Shaham Owl, Limited Partnership, an affiliate of Altshuler - Shaham . Mr . Gilad Altshuler may be deemed to possess shared investment authority with respect to all of the foregoing Ordinary Shares due to his indirect 44 . 81 % interest in Altshuler - Shaham, as well as his serving in various investment management capacities for Altshuler - Shaham and its subsidiaries and affiliates . The foregoing provident and pension funds, mutual funds and hedge funds, are managed for the benefit of public investors and not for the economic benefit of the foregoing reporting persons . Each of the foregoing reporting persons lack authority with respect to the voting of all of such Ordinary Shares . ORDINARY SHARES BENEFICIALLY OWNED SHAREHOLDER PERCENTAGE (1) NUMBER 43.93% 567,018,587 Israel Corporation Ltd. (2) 6.87% 88,693,705 Migdal Insurance & Financial Holdings Ltd. (3) 6.69% 86,377,321 Harel Insurance Investments & Financial Services Ltd. (4) 5.87% 75,771,920 The Phoenix Holdings Ltd. (5) 5.03% 65,339,816 Menora Mivtachim Holdings Ltd. (6) 5.01% 64,691,143 Altshuler Shaham Ltd. (7)

SECTION 2 | BUSINESS OF THE MEETING BUSINESS OF THE MEETING 23

SECTION 2 | BUSINESS OF THE MEETING PROPOSAL 1 | RE - ELECTION OF DIRECTORS Nine directors are standing for re - election to the Board of Directors for a one - year term ending at the next annual meeting of shareholders of the Company (unless any office is earlier vacated due to their earlier resignation or removal), as follows: Yoav Doppelt, Aviad Kaufman, Avisar Paz, Sagi Kabla, Lior Reitblatt, Tzipi Ozer Armon, Gadi Lesin, Michal Silverberg and Shalom Shlomo. Shareholders may vote for, against, or withhold their vote from each individual nominee. Mr. Reem Aminoach, an additional currently serving director, will not be standing for re - election at the Meeting. Each of the director nominees has confirmed that he or she complies with all requirements of a director of a public company under the Israeli Companies Law, possesses the necessary qualifications and is able to dedicate sufficient time to fulfill his or her duties as a director of the Company, taking into consideration our Company ’ s size and special needs. Under Israeli law, the tenure of an independent director is generally limited to nine years. However, pursuant to the Israeli Companies Regulations (Reliefs for Companies Whose Securities Are Listed for Trading on a Stock Exchange Outside Israel), 2000 , dual - listed companies, such as ICL, are exempt from this statutory term limit, provided that the company ’ s audit committee and the board of directors determine that extending the director ’ s service beyond nine years is in the best interest of the company due to the director ’ s expertise and unique contribution to the company ’ s board of directors and its committees. In accordance with this provision, as Mr. Reitblatt will complete nine years of service as an independent director of the Company under Israeli law, on November 7 , 2026 , the Audit Committee, followed by the Board of Directors, determined that, in view of Mr. Reitblatt ’ s expertise and unique contributions to the Company ’ s Board of Directors and its committees, extending his term of office for an additional year is in the best interest of the Company. Mr. Reitblatt ’ s annual re - election as a director may continue to be submitted to the shareholders in accordance with applicable law. If elected at the Meeting, the director nominees will continue to be compensated in accordance with the regulations promulgated under the Israeli Companies Law governing the compensation of external directors (the “ Compensation Regulations ” ). In addition, if elected at the Meeting, the director nominees will continue to benefit from the indemnification, insurance and exemption agreements previously issued to them, and from directors ’ and officers ’ liability insurance as we shall procure from time to time. The Company also covers and/or reimburses its directors for expenses (including travel expenses) incurred in connection with meetings of the Board of Directors and its committees or performing other services for the Company in their capacity as directors, in accordance with the Company's Compensation Policy and the Compensation Regulations. See “ Section Three – Corporate Governance ” for additional information. OUR BOARD OF DIRECTORS RECOMMENDS A VOTE “ FOR ” THE RE - ELECTION OF EACH DIRECTOR NOMINEE NAMED IN THIS PROXY STATEMENT 24

SECTION 2 | BUSINESS OF THE MEETING 1. Audit fees are the aggregate fees billed or expected to be billed for the audit of our annual financial statements. This category also includes services that are generally provided by the independent accountant, such as consents and review of documents filed with the SEC. 2. Audit - related fees are the aggregate fees billed for assurance and related services rendered during the years ended December 31 , 2025 and 2024 , that are reasonably related to the performance of the audit and are not reported under audit fees. 3. Tax fees are the aggregate fees billed for professional services rendered during the years ended December 31 , 2025 and 2024 , for tax compliance, tax advice, and tax planning, assistance with tax audits and appeals. 2025 2024 SHAREHOLDER US$ THOUSANDS 4,392 4,356 Audit fees (1) 16 87 Audit - related fees (2) 1,304 1,651 Tax fees (3) 5,712 6,094 Total 25 PROPOSAL 2 | RE - APPOINTMENT OF AUDITOR Pursuant to the approval and recommendation of our Audit and Accounting Committee and Board of Directors, the shareholders will be asked to approve the reappointment of Somekh Chaikin, a Member Firm of KPMG International ( “ KPMG ” ), independent certified public accountants in Israel, as our independent auditor until the next annual general meeting of the shareholders of the Company. OUR BOARD OF DIRECTORS RECOMMENDS A VOTE “ FOR ” THE RE - APPOINTMENT OF SOMEKH CHAIKIN, A MEMBER FIRM OF KPMG INTERNATIONAL, AS THE INDEPENDENT AUDITOR OF THE COMPANY UNTIL THE COMPANY'S NEXT ANNUAL GENERAL MEETING OF SHAREHOLDERS Our Pre - Approval for Audit and Non - Audit Services Policy specifies the scope of permitted non - audit services provided by our external auditor so that its independence is not compromised by other services. All audit and permitted non - audit services provided by our external auditor are pre - approved by our Audit and Accounting Committee. All services performed by our auditor in 2025 complied with our Pre - Approval for Audit and Non - Audit Services Policy and professional standards and securities regulations governing auditor independence. In accordance with our Articles of Association, our Board of Directors has the authority to determine the fees paid to our independent auditor. As contemplated by the Sarbanes - Oxley Act of 2002 , our Board of Directors has delegated this authority to our Audit and Accounting Committee. The following table sets out the following fees for professional services billed by KPMG for services rendered in each of the respective years:

SECTION 2 | BUSINESS OF THE MEETING FINANCIAL STATEMENTS At the Meeting, the audited consolidated financial statements of the Company for the fiscal year ended December 31 , 2025 , which are included in the 2025 Annual Report, will be presented. The SEC maintains a website that contains reports, proxy and information statements and other information that we file electronically with the SEC at http://www.sec.gov . These SEC reports are also available on our website at www.icl - group.com under “ Investors — Reports — Financial Reports ” . Shareholders may request to receive paper copies at no charge by submitting a request in writing to our Corporate Secretary at the following address: Landmark Tower, 2 Leonardo Da Vinci Street, 26 th Floor, Tel Aviv, 6473913 , Israel, Attention: Corporate Secretary. 26 SHAREHOLDER PROPOSALS Any shareholder of the Company who intends to present a proposal at the 2026 Annual General Meeting of Shareholders must satisfy the requirements of the Israeli Companies Law and regulations thereunder. Any such shareholder(s) may present proposals for consideration at the Meeting by submitting their proposals in writing to our Corporate Secretary at the following address: Landmark Tower, 2 Leonardo Da Vinci Street, 26 th Floor, Tel Aviv, 6473913 , Israel, Attn.: ICL Corporate Secretary, no later than August 6 , 2026 . OTHER BUSINESS Other than as set forth above, we are not aware of any other business to be transacted at the Meeting. If any other matters are properly presented at the Meeting, Ordinary Shares represented by executed and unrevoked proxies will be voted by the persons named in the enclosed form of proxy upon such matters in accordance with the judgment and recommendation of the Board of Directors.

SECTION 3 | CORPORATE GOVERNANCE CORPORATE GOVERNANCE 27

SECTION 3 | CORPORATE GOVERNANCE RISK MANAGEMENT At ICL, Enterprise Risk Management (ERM) is deeply ingrained in our corporate culture, serving as a foundational framework for anticipating and effectively navigating uncertainties, risks, and opportunities. Recognizing the inherent presence of risk across our activities and operations, we place significant emphasis on vigorous risk management as a cornerstone of sound corporate governance, thereby strengthening our decision - making processes, fostering adherence to regulatory requirements and internal policies, and providing assurance regarding the effectiveness of our controls. Our risk governance structure is based on the " 3 lines of defense" model. Our Board of Directors and the Audit and Accounting Committee are highly committed to ensuring the implementation of risk management at ICL and overseeing the effectiveness of our risk framework. Their oversight includes monitoring material corporate risks in alignment with our risk appetite, ensuring that these risks align with our strategic objectives and values, and overseeing mitigation plans. Under the guidance of our President & CEO, the Company's management ("GEC") assumes ownership of and is directly responsible for the oversight of ERM, ensuring that ICL's risk management framework is implemented, that risk management responsibilities are delegated, and that risk management is integrated into all business activities. Furthermore, the GEC periodically reviews and approves ICL's corporate risk reports, risk updates, mitigation plans, and emerging risks. The Board oversees ICL ’ s cybersecurity policy and strategy, while the Audit & Accounting Committee reviews the implementation and effectiveness of cybersecurity risk management. ICL ’ s comprehensive, risk - based Cybersecurity Program is aligned with recognized international frameworks and includes regular Board reporting through a cybersecurity dashboard, periodic CISO presentations to the Audit & Accounting Committee, risk assessments and incident response procedures, third - party assessments, and the ‘ ICRISK ’ digital risk monitoring platform launched in 2025 . In 2025 , our organizational structure and governance changed with the integration of global ERM under the responsibility of ICL's Deputy CEO, together with our Compliance and Legal department. ICL's Chief Compliance Officer (VP) assumed also the role of Chief Risk Officer (CRO) and will continue to report to the Deputy CEO. Furthermore, each division has a dedicated Risk Leader responsible for overseeing and managing all risk - related activities within that division, in accordance with ICL's ERM routines. Our governance structure is designed to effectively cascade our ERM processes throughout the organization, combining top - down and bottom - up approaches. This ensures that all units, regardless of geography or size, deploy identical processes and use the same taxonomy and assessment criteria. This approach enables us to maintain a holistic view of ICL's overall risk profile. ICL's ERM vision, commitment, risk governance, risk appetite, routines, and processes are outlined in a Global ERM Policy that is reviewed annually. 28

SECTION 3 | CORPORATE GOVERNANCE

EXECUTIVE COMPENSATION [1]

DIRECTORS COMPENSATION

The approval of our directors' compensation is governed by Israeli law. Under the Israeli Companies Law, compensation of directors generally requires the approval of the Company's HR & Compensation Committee, the Board of Directors and the shareholders, in that order. Generally, director compensation approved by the HR & Compensation Committee and the Board of Directors must be in accordance with the Compensation Policy, except in special circumstances and subject to certain conditions, in which case the shareholder approval must be obtained by a special majority of non-controlling and disinterested shareholders.

NON-EXECUTIVE DIRECTORS

Each of our non-executive directors (including our external directors, within the meaning of the Israeli Companies Law) are compensated in accordance with the Compensation Regulations. The Compensation Regulations set forth minimum and maximum amounts of cash compensation (an annual fee and per meeting fees), depending on the Company's shareholders' equity. Generally, shareholder approval is not required for director compensation payable in cash (annual and per meeting fees) up to the maximum amounts set forth in the Compensation Regulations.

CASH COMPENSATION AND FEES

The per meeting fees vary in accordance with the qualification of the non-executive directors, depending on whether the director is qualified as an "Expert Director" under the Compensation Regulations. The fees are currently as follows:

	EXPERT DIRECTORS	NON-EXPERT DIRECTOR
Fixed Annual Fee	~NIS 170,000 (approximately $49,500)	~NIS 128,000 (approximately $37,000)
Per Meeting Fee	~NIS 6,550 (approximately $1,900)	~NIS 4,900 (approximately $1,400)

The Company also covers and/or reimburses its directors for expenses (including travel expenses) incurred in connection with meetings of the Board of Directors and its committees or performing other services for the Company in their capacity as directors, in accordance with the Company's Compensation Policy and the Compensation Regulations. Our Board members also benefit from directors' and officers' liability insurance and indemnification and exemption arrangements entered into with them. For further information, see "Item 6 – Directors, Senior Management and Employees – C. Board Practices – Insurance and Indemnification" in the 2025 Annual Report.

[1] All amounts in this section are taken as reported in the Company's 2025 Annual Report, including the conversion from NIS to USD.

ICL

29

SECTION 3 | CORPORATE GOVERNANCE

2025 SUMMARY OF DIRECTOR COMPENSATION

The aggregate cash compensation paid by us to our non-executive directors for the year ended December 31, 2025, was approximately $1.1 million. This amount includes annual and per meeting fees but does not include business travel and expenses reimbursed to directors.

The following table sets out the approximate compensation earned by each individual who served as a non-executive director during the year ended December 31, 2025 (amounts exclude VAT):

NON-EXECUTIVE DIRECTOR	FIXED ANNUAL FEE	AGGREGATE PER MEETING FEES	TOTAL
Aviad Kaufman	NIS 170,380 (~$49,457)	NIS 163,247 (~$47,387)	NIS 333,627 (~$96,844)
Avisar Paz	NIS 170,380 (~$49,457)	NIS 185,516 (~$53,851)	NIS 355,896 (~$103,308)
Dafna Gruber	NIS 170,380 (~$49,457)	NIS 245,852 (~$71,365)	NIS 416,232 (~$120,822)
Gadi Lesin	NIS 170,380 (~$49,457)	NIS 218,302 (~$63,368)	NIS 388,682 (~$112,825)
Lior Reitblatt	NIS 170,380 (~$49,457)	NIS 234,035 (~$67,935)	NIS 404,415 (~$117,392)
Michal Silverberg	NIS 170,380 (~$49,457)	NIS 166,331 (~$48,282)	NIS 336,711 (~$97,739)
Dr. Miriam Haran	NIS 170,380 (~$49,457)	NIS 286,477 (~$83,157)	NIS 456,857 (~$132,615)
Reem Aminoach	NIS 170,380 (~$49,457)	NIS 113,416 (~$32,922)	NIS 283,796 (~$82,379)
Sagi Kabla*	NIS 170,380 (~$49,457)	NIS 211,538 (~$61,404)	NIS 381,918 (~$110,862)
Tzipi Ozer-Armon	NIS 170,380 (~$49,457)	NIS 152,744 (~$44,338)	NIS 323,124 (~$93,795)
Shalom Shlomo	NIS 127,740 (~$37,080)	NIS 142,051 (~$41,234)	NIS 269,791 (~$78,314)

* Mr. Kabla, Israel Corp.'s Chief Financial Officer, has requested that his director cash compensation be assigned and paid directly to Israel Corp.

30

SECTION 3 | CORPORATE GOVERNANCE EXECUTIVE CHAIRMAN OF THE BOARD'S COMPENSATION On March 6 , 2025 , at an extraordinary general meeting of shareholders, our shareholders approved the renewal of Mr. Yoav Doppelt ’ s compensation terms as Executive Chairman of the Board for a period of three years, until March 5 , 2028 , following approvals by the HR & Compensation Committee on December 31 , 2024 and January 6 , 2025 , and by the Board of Directors on January 9 , 2025 . The renewed terms are substantially similar to those that were in effect from July 1 , 2022 until March 6 , 2025 , which were approved by our shareholders at the Annual General Meeting held on March 30 , 2022 , following approvals by the HR & Compensation Committee and the Board of Directors on January 31 , 2022 and February 8 , 2022 , respectively (referred to below as the “ 2022 terms ” ). The principal updates to the 2022 terms include an inflation - based adjustment of the amounts approved in 2022 through the present date, the introduction of a mechanism linking all compensation components going forward to the Israeli consumer price index (CPI), and an additional update to Mr. Doppelt ’ s long - term incentive (LTI), consistent with the adjustments made in grants awarded to other Company executives in 2024 . The renewed terms, effective as of March 6 , 2025 , are as follows: 31 CURRENT COMPENSATION TERMS COMPENSATION ITEM Annual fixed cost of employment of NIS 1,963,000 (approximately $ 615,360 ). Annual Cost An annual cash bonus, calculated according to the short - term incentive ( “ STI ” ) formula set forth in the Company ’ s Compensation Policy. Target STI, which is also the maximum potential STI payout in any given year, of NIS 1,309,300 (approximately $ 410,439 ) per year. Short - Term Incentive Six - month adjustment period and six - month advance notice period, during both of which he will continue to be entitled to receive all compensation, including STI payouts and continued vesting of his existing long - term incentive ( “ LTI ” ) awards Termination Arrangement Cash and non - cash benefits similar to those payable to senior executives of the Company, including, but not limited to, pension and severance pay, life insurance (risk), annual vacation days (and redemption of accrued vacation days), sick days quota, recuperation days, travel expenses and expenses reimbursement Other Benefits LTI award for the years 2025 - 2027 , in the form of options to purchase 1,973,684 Ordinary Shares at an exercise price of NIS 21.5 ($ 6.74 ) per share (or exercisable on a cashless basis pursuant to a customary “ net exercise ” formula), with a total value of NIS 11.25 million (approximately $ 3.5 million), or NIS 3.75 million (approximately $ 1.2 million) per vesting annum . The exercise price of the options will be linked to the CPI and will include adjustments per dividend distributions. Long - term incentive Mr. Doppelt ’ s compensation components, including base salary and STI, are subject to periodic adjustment in accordance with increases in the CPI, with the baseline being the January 2025 CPI, published on February 15 , 2025 , subject to the maximum amounts for each compensation component as set forth in the Compensation Policy.

SECTION 3 | CORPORATE GOVERNANCE EQUITY (LTI) GRANTS TO THE EXECUTIVE CHAIRMAN OF THE BOARD: 32 EXPIRATION DATE NUMBER OF OPTIONS GRANT VALUE (NIS) 3 DATES OF GOVERNANCE BODIES' APPROVALS TYPE OF EQUITY GRANT DATE GRANT FOR YEARS March 30 , 2027 1,055,100 9 million ( 3 million per annum) ‡ HR & Comp. Committee – 31.1.22 & 6.2.22 ‡ Board – 8.2.22 ‡ Shareholders (Annual Meeting) – 30.3.22 Options March 30 , 2022 2022 - 2024 (1) March 6 , 2030 1,973,684 11.25 million ( 3.75 million per annum) ‡ HR & Comp. Committee – 31.12.24 & 6.1.25 ‡ Board – 9.1.25 ‡ Shareholders (Annual Meeting) – 6.3.25 Options March 6 , 2025 2025 - 2027 (2) VESTING SCHEDULE The options will vest in three equal tranches, upon each of the three anniversaries of the grant date . Options fully accelerate if Mr . Doppelt ceases to provide services within 12 months following a change of control (other than in the event of termination for cause) . (1) The equity award was granted pursuant to the Company ’ s Equity Compensation Plan (2014), as amended in June 2016 . (2) The equity award was granted pursuant to the Company ’ s Equity Compensation Plan (2024). (3) Translated at the US dollar exchange rate as of December 31 , 2025 . Other than the agreement with Mr. Doppelt in his capacity as Executive Chairman of the Board, described above, including the indemnification, exemption and insurance arrangements customary in the Company and the described acceleration of equity awards upon termination of his service under certain circumstances, we do not have any written agreements with any current director providing for benefits upon the termination of such director's relationship with us.

SECTION 3 | CORPORATE GOVERNANCE SENIOR MANAGEMENT COMPENSATION 2 OUR COMPENSATION PHILOSOPHY The design and philosophy of our executive compensation program closely link financial performance and strategy execution to resulting awards, supporting our efforts to attract, motivate and retain the brightest talent with skills across a diverse range of capabilities. An emphasis on long - term incentives (equity - based compensation) focuses our executives on long - term success and aligns compensation with shareholders ’ interests. The compensation structure is designed to support the delivery of financial performance while demonstrating a commitment to operating safely, reliably and in a manner that is proactively consistent with our Environmental, Social and Governance (ESG) commitments. ESG performance targets are regularly included as part of the annual short - term incentive plan of all executive officers to reflect our commitment to creating impactful solutions for humanity ’ s sustainability challenges. Accordingly, for 2025 , our HR & Compensation Committee and Board of Directors set annual key performance indicators ( “ KPIs ” ) for our executive management that incorporate improvements in specific ESG targets, including (without limitation): health and safety performance (IR improvement targets); environmental performance (water savings, waste reduction, and greenhouse gas ( “ GHG ” ) emissions reduction targets, aligned with our validated Science Based Targets initiative (SBTi) target of a 58.8 % reduction in Scope 1 & 2 emissions by 2034 , as further detailed in “ Item 4 – Information On The Company — B. Business Overview - Task Force on Climate - related Financial Disclosures (TCFD)" of the 2025 Annual Report); supplier sustainability performance (related to TfS / Ecovadis assessments); climate change and climate - related disclosures and rankings; diversity and gender equality improvement targets; energy efficiency; green products; product carbon footprint calculations; and more. COMPENSATION AND RECOUPMENT POLICY At the extraordinary general meeting of shareholders held on October 9 , 2024 , our shareholders approved a new Compensation Policy for office holders for a period of three years. A copy of the Compensation Policy is attached as Exhibit 4.3 to the 2025 Annual Report. The Compensation Policy refers, among other things, to the Compensation Recoupment Policy that was adopted by the Company in 2023 , as required under, and in accordance with, the requirements of Section 10 D of the Securities Exchange Act of 1934 , as amended, and Section 303 A. 14 of the NYSE Listed Company Manual. A copy of the Compensation Recoupment Policy is attached as Exhibit 97 to the 2025 Annual Report. 2025 SENIOR MANAGEMENT COMPENSATION The aggregate compensation amount incurred by us with respect to all members of our senior management (Global Executive Committee – GEC) as of December 31 , 2025 , was approximately $ 18 million for the year 2025 . This amount includes an annual provision for pension or other retirement benefits for our senior management of approximately $ 1 million. 33 2 All amounts in this section are taken as reported in the Company's 2025 Annual Report, including the conversion from NIS to USD.

SECTION 3 | CORPORATE GOVERNANCE

The following table and accompanying notes describe the compensation incurred for the year 2025 with respect to the five highest earning senior officers of ICL for such period.

DETAILS OF THE RECIPIENT			PAYMENTS FOR SERVICES				
NAME	POSITION	SCOPE OF POSITION	BASE SALARY	COMPENSATION[1]	BONUS (STI)[2]	EQUITY BASED COMPENSATION (LTI)[3]	TOTAL
			US$ THOUSANDS				
Elad Aharonson [4]	President & Chief Executive Officer	100%	752	1,990	854	2,703	5,547
Yoav Doppelt [5]	Executive Chairman of the Board	Invests significant portion of his time	476	567	411	1,642	2,620
Uri Perelman [6]	EVP, Chief Corporate BD Officer	100%	350	807	273	771	1,851
Aviram Lahav [7]	Chief Financial Officer	100%	442	663	359	657	1,679
Raviv Zoller [8]	Former President & Chief Executive Officer	100%	810	1,323	-	140	1,463

(1) The salary items (compensation) column in the above table include all of the following components: base salary, customary social benefits, customary social and related provisions, Company car and reimbursement of telephone expenses.

(2) The annual bonuses (STI awards) to officer holders for 2025, including the top five earners in 2025, were approved by our HR & Compensation Committee and Board of Directors on February 15, 2026 and February 17, 2026, respectively.

(3) The expense for share-based payment compensation is calculated according to IFRS and is recognized in the Company's statement of income over the vesting period of each portion. The amounts reported in this column represent the expense recorded in the Company's financial statements for the year ended December 31, 2025 (the "2025 Financial Statements") included in the 2025 Annual Report, with respect to equity-based compensation granted to the senior officer. For details regarding the Company's equity compensation plans, see Note 19 to our 2025 Financial Statements.

ICL

34

SECTION 3 | CORPORATE GOVERNANCE Five highest earning senior officers in 2025 employment terms summary is set forth below: 35 On March 6 , 2025 , our shareholders approved Mr. Aharonson ’ s compensation terms as our President and Chief Executive Officer, following approvals by the HR & Compensation Committee on December 31 , 2024 , and January 6 , 2025 , and by the Board of Directors on January 9 , 2025 . Mr. Aharonson ’ s compensation terms as of December 31 , 2025 (effective as of March 13 , 2025 , the date of his commencement of service as President and Chief Executive Officer), were as follows: ANNUAL BASE SALARY: ‡ ~NIS 2,875,560 (approximately $ 901,429 ), adjusted for increases in the CPI since March 6 , 2025 . ‡ Perquisites: In accordance with the Company's Compensation Policy, Mr. Aharonson ’ s perquisites for the reporting period totaled ~NIS 0.31 million (approximately $ 97,563 ). This amount includes provisions for a company car and related gross - ups, reimbursement of telephone expenses, communication allowances (such as newspaper), and meal allowances, and does not include any social benefit - related compensation or customary social related provisions such as pension payments. STI TARGET: Target STI of 100 % of the annual base salary. For details regarding Mr. Aharonson ’ s STI performance and payout in 2025 , see below under “ Short - Term Incentive Annual Bonus Component. ” LTI: An LTI (equity) award in the value of NIS 5.52 million (approximately $ 1.73 million) per vesting annum. The equity - based compensation amount in the above table reflects the expense recognized for Mr. Aharonson ’ s LTI in the 2025 Financial Statements. TERMINATION ARRANGEMENTS : 12 - months ’ advance notice in any case of termination of employment (excluding termination of employment by the Company for cause) . ELAD AHARONSON (4) OTHER BENEFITS: All other cash and non - cash benefits payable to our senior executives pursuant to our policies in effect from time to time, including, but not limited to, pension, education fund, disability insurance, Company car, gross - up, as well as exemption, insurance and indemnification arrangements applicable to the Company ’ s office holders. The compensation terms of Mr. Aharonson in his previous role as President, Growing Solutions Division, from the beginning of 2025 until the date he commenced service as ICL President and CEO on March 12 , 2025 , were as follows: MONTHLY BASE SALARY: ~NIS 129,000 (approximately $ 40,439 ), adjusted for increases in the CPI. STI: Target STI of 75 % of the annual base salary . For details regarding Mr . Aharonson ’ s STI performance and payout in 2025 , see below under “ Short - Term Incentive Annual Bonus Component . ” LTI: The equity - based compensation amount in the above table reflects the expense recognized for Mr. Aharonson ’ s LTI in the 2025 Financial Statements. TERMINATION ARRANGEMENTS: Advance notice period of 6 months. OTHER BENEFITS: All other benefits customary in the Company, such as regular provisions for pension and severance, education fund, disability insurance, Company car, gross - up, as well as the exemption, insurance, and indemnification arrangements applicable to the Company ’ s office holders.

SECTION 3 | CORPORATE GOVERNANCE For details regarding Mr. Doppelt ’ s compensation terms as our Executive Chairman of the Board, see above under “ Executive Chairman of the Board ’ s Compensation ’ , as well as under “ Short - Term Incentive (Annual Bonus) Component ” below. 36 YOAV DOPPELT (5) MONTHLY BASE SALARY: ~NIS 93,000 (approximately $ 29,000 ), as of December 31 , 2025 , adjusted for increases in the CPI. STI: Target STI of 75 % of the annual base salary. For details regarding Mr. Perelman ’ s STI performance and payout in 2025 , see below under “ Short - Term Incentive Annual Bonus Component. ” SIGN - ON BONUS: Upon the commencement of his employment with ICL on December 8 , 2023 , Mr. Uri Perelman was granted a sign - on bonus of ~NIS 2.4 million ($ 750,000 ), as approved by the HR & Compensation Committee and Board of Directors, to be paid in two equal installments of $ 375,000 each. The first installment, subject to URI PERELMAN (6) Mr. Perelman ’ s continued active employment through December 31 , 2025 , has already vested, and the second installment is subject to his continued employment through December 31 , 2026 . LTI: The equity - based compensation amount in the above table reflects the expense that was recognized for Mr . Perelman ’ s LTI in the 2025 Financial Statements . OTHER BENEFITS: All other benefits customary in the Company, such as regular provisions for health, retirement and severance, disability arrangement, as well as the exemption, insurance and indemnification arrangements applicable to the Company ’ s office holders. AVIRAM LAHAV (7) MONTHLY BASE SALARY: ~NIS 128,000 (approximately $ 41,125 ), as of December 31 , 2025 , adjusted for increases in the CPI. STI TARGET: Target STI of 75 % of the annual base salary. For details regarding Mr. Lahav ’ s STI performance and payout in 2025 , see below under “ Short - Term Incentive Annual Bonus Component." LTI: The equity - based compensation amount in the above table reflects the expense recognized for Mr. Lahav ’ s LTI in the 2025 Financial Statements. TERMINATION ARRANGEMENTS: Advance notice of 6 months in the case of termination by the Company (other than for cause) or 3 - months ’ advance notice in the case of resignation. OTHER BENEFITS: All other benefits customary in the Company, such as regular provisions for pension and severance, education fund, disability insurance, Company car, gross - up, as well as exemption, insurance, and indemnification arrangements applicable to the Company ’ s office holders. On June 15 , 2026 , Mr. Aviram Lahav concluded his tenure as ICL's CFO. Mr. Asaf Alperovitz succeeded Mr. Lahav as CFO, effective as of that date. Mr. Lahav compensation terms up to his departure were as follows:

SECTION 3 | CORPORATE GOVERNANCE Mr. Raviv Zoller ceased to serve as our President and CEO on March 12 , 2025 . His compensation terms up to his departure in November 2025 were as follows: 37 BASE SALARY: ‡ ~Annual base salary of ~NIS 3.3 million (approximately $ 1 million), or ‡ Monthly base salary of ~NIS 276,000 (approximately $ 86,500 ). ‡ Perquisites: In accordance with the Company's Compensation Policy, Mr. Zoller ’ s perquisites for the reporting period totaled ~NIS 0.25 million (approximately $ 76,600 ). This amount includes provisions for a company car and related gross - ups, reimbursement of telephone expenses, communication allowances (such as newspapers), and meal allowances, and does not include any social benefit - related compensation or customary social - related provisions, such as pension payments. STI – ANNUAL BONUS: Target STI of ~NIS 3.5 million (approximately $ 1 million) and maximum STI of ~NIS 4.56 million (approximately $ 1.4 million). Mr. Zoller was not entitled to an annual bonus in 2025 . LTI – EQUITY: Entitlement to an annual LTI (equity) award with a value of NIS 5.5 million (approximately $ 1.69 million). The equity - based compensation amount in the above table reflects the expense recognized for Mr. Zoller ’ s LTI in the 2025 Financial Statements. See Note 19 to our 2025 Financial Statements. RAVIV ZOLLER (8) TERMINATION ARRANGEMENTS: ‡ 12 months ’ advance notice in the case of termination by the Company (other than for cause) or 6 months ’ advance notice in the case of resignation; ‡ Additional severance equal to the last base salary multiplied by the number of years that Mr. Zoller served as ICL ’ s President & CEO. ‡ Upon termination of employment, Mr. Zoller received payment in lieu of 12 months' advance notice, as well as an additional severance payment, in addition to the regular severance pay, for each year of his employment (including the 12 months ’ advance notice period). CPI ADJUSTMENT: In accordance with Mr. Zoller ’ s Employment Agreement, all compensation items under Mr. Zoller ’ s Employment Agreement are adjusted for increases in the CPI. OTHER BENEFITS: All other cash and non - cash benefits payable to our senior executives pursuant to our policies in effect from time to time, including but not limited to pension, education fund, disability insurance, Company car, gross - up, etc., as well as exemption, insurance and indemnification arrangements applicable to the Company ’ s office holders.

SECTION 3 | CORPORATE GOVERNANCE SHORT TERM INCENTIVE – THE ANNUAL BONUS COMPONENT Our Annual Short - Term Incentive Plan is a key element in supporting our pay - for - performance philosophy. Each Executive Officer ’ s annual incentive opportunity is determined based on performance across certain components, with an emphasis on key operating and financial metrics, including ESG targets. The Annual Incentive Plan for 2025 continued to include strategic metrics at both the ICL and operating - segment levels to measure and reward initiatives critical to the organization ’ s long - term success. For most of our executive officers, other than Mr. Doppelt (our Executive Chairman of the Board), STI targets continue to be set as a percentage of salary, with actual STI payouts based on a performance multiplier tied to the achievement of predetermined annual goals. ESG performance targets are included as part of the annual short - term incentive plan for all executive officers to reflect our commitment to creating impactful solutions for humanity ’ s sustainability challenges, including (without limitation): health and safety performance (IR improvement targets); environmental performance (water savings, waste reduction, and GHG emissions reduction targets, aligned with our validated Science Based Targets initiative (SBTi) target of a 58.8 % reduction in Scope 1 & 2 emissions by 2034 ); supplier sustainability performance (related to TfS/Ecovadis assessments); climate change and climate - related disclosures and rankings; diversity and gender equality improvement targets; energy efficiency; green products; product carbon footprint calculations; and more. On February 15 , 2026 , and February 17 , 2026 , our HR & Compensation Committee and Board of Directors, respectively, approved the payouts of the annual STI awards to our executive officers for 2025 , including the top five earners in 2025 among ICL ’ s senior officers, in accordance with the Company ’ s Compensation Policy and the criteria set forth above. 38

SECTION 3 | CORPORATE GOVERNANCE CEO STI FORMULA, AS SET FORTH IN THE COMPANY ’ S COMPENSATION POLICY ‡ The target STI ( “ STI Target ” ) for the CEO represents the payout amount for achieving a 100 % performance level (i.e., meeting 100 % of all targets) in a given year. The STI Target for the CEO for any given fiscal year may not exceed 120 % of the CEO ’ s annual base salary. ‡ 80 % of th e CEO's STI Target will be measured against th e performance level of annual measurable financial and non - financial goals determined by th e HR & Compensation Committee and th e Board of Directors at th e beginning of each fiscal year, as detailed in th e Compensation Policy . ‡ Of the 80 % STI Target, between 50% - 100 % will be based on financial goals included in the annual budget, and the remaining measurable STI Target will be based on other measurable non - financial goals. The achievement level of each goal, whether a measurable financial goal or a measurable non - financial goal, will be assessed independently of the other goals, according to the rating scale set forth in the Company ’ s Compensation Policy, and then translated into payout factors. The measurable financial goals are calculated based on the figures in ICL's annual reports, as adjusted in accordance with the predefined list set forth in the Compensation Policy (the "Predefined List"). ‡ If the actual performance of ICL ’ s operating income and/or net income, as adjusted according to the Predefined List, does not meet the threshold performance level ( 60 % of budget), there will be no payout for the 80 % portion of the STI award based on measurable financial and non - financial goals. ‡ The remaining 20 % of the CEO's STI Target will be determined based on a qualitative evaluation by the HR & Compensation Committee and the Board of Directors of the CEO's performance during the relevant fiscal year, after receiving a recommendation from the Executive Chairman. The maximum payout for this component cannot exceed three monthly base salaries. ‡ The maximum STI payout for the CEO according to the Company's Compensation Policy cannot exceed, for any given year, the lower of 130 % of the CEO's STI Target for such year and $ 1.5 million. ‡ Mr. Aharonson ’ s STI for 2025 was calculated on a pro rata basis, reflecting the portion of the year during which he served as President of ICL Growing Solutions Division through March 12 , 2025 , and the portion of the year during which he served thereafter as the Company ’ s President and CEO. In his role as President and CEO, Mr. Aharonson ’ s STI target for a given year — representing the payout for achieving 100 % of his performance objectives — equals 12 monthly base salaries, while his maximum STI payout may not exceed 15 monthly base salaries. In 2025 , the STI Target was calculated on a pro rata basis, as indicated above, and amounted to ILS 2,542,059 (approximately $ 797,000 ). ‡ For details regarding Mr. Aharonson's STI performance and payout in 2025 , see ” Five - highest earners STI performance and payout in 2025 ” below. 39

SECTION 3 | CORPORATE GOVERNANCE EXECUTIVE CHAIRMAN OF THE BOARD (CoB) STI FORMULA, AS SET FORTH IN THE COMPANY ’ S COMPENSATION POLICY ‡ The STI Target for the CoB represents the payout amount for achieving a 100 % performance level (i.e., meeting 100 % of all targets) in a given year. The STI Target for the CoB for any given fiscal year may not exceed 120 % of the CoB's annual base salary. ‡ Of the CoB's STI Targets for any given year, 30 % will be based on the performance level of ICL EBITDA, 30 % on the performance level of ICL Operating Income, 20 % on the performance level of ICL Net Income, and 20 % on the performance level of ICL ’ s Revenues. These goals will be derived from ICL ’ s budget for the relevant fiscal year, and the achievement level of each goal will be assessed independently according to the rating scale set forth in the Company's Compensation Policy and then translated into payout factors. Such financial goals are calculated based on the figures in ICL's annual reports, as adjusted in accordance with the Predefined List. ‡ If the actual performance of ICL ’ s operating income and/or net income, as adjusted according to the Predefined List, does not meet the threshold performance level ( 60 % of budget), no payout will be made under the CoB STI plan. ‡ According to the Compensation Policy, the maximum STI payout for the CoB shall not exceed, for any given fiscal year, the lower of 150 % of the CoB's STI Target and $ 1 million. ‡ Mr. Doppelt ’ s STI Target for 2025 , which was also his potential maximum STI payout, was NIS 1,312,139 (approximately $ 411,329 ), after adjustment for the CPI. This 2025 STI Target was calculated on a pro - rated basis, considering the STI Target until March 6 , 2025 , the date on which the shareholders' meeting approved the change in Mr. Doppelt ’ s compensation, and the revised STI Target thereafter. ‡ Mr. Doppelt ’ s overall STI score for 2025 , representing performance against the 2025 STI targets, was 103.8%. His resulting payout was NIS 1,312,139 (approximately $ 411,329 ), which represents a 100 % score and the maximum STI payout possible under his compensation terms. 40

SECTION 3 | CORPORATE GOVERNANCE

EXECUTIVE OFFICERS (OTHER THAN THE CoB AND CEO) STI FORMULA, AS SET FORTH IN THE COMPANY'S COMPENSATION POLICY

With respect to our Executive Officers, other than our CEO and CoB, the Company's Compensation Policy provides that annual bonuses may be calculated based on measurable financial metrics and/or measurable non-financial metrics, as pre-determined by our HR & Compensation Committee and Board of Directors, and/or determined based on a qualitative evaluation. The HR & Compensation Committee and Board of Directors may determine, in any given year, that the STI payout for such Executive Officers will be granted, in whole or in part, based on a qualitative evaluation of non-measurable items, subject to the maximum STI payout set forth in the Compensation Policy and described below.

The maximum STI payout for such Executive Officers, other than the CEO and CoB, shall not exceed, for any given fiscal year, the lesser of 225% of the Executive Officer's STI Target for such year and $1 million.

FIVE-HIGHEST EARNERS STI PERFORMANCE AND PAYOUT IN 2025 (1)

The following table details the STI performance and payout to the five highest earning senior officers of ICL for 2025.

EXECUTIVE OFFICE	ANNUAL BASE SALARY(2)	STI TARGET %	STI TARGET	OVERALL SCORE OF %TARGET (3)	2025 STI PAYOUT
Elad Aharonson(4)	NIS 2.62 million (~$0.82 million)	100%	NIS 2.54 million (~$0.8 million)	107.23%	NIS 2.73 million (~$0.86 million)
Yoav Doppelt	NIS 1.68 million (~$0.53million)	NA(5)	NIS 1.31 million (~$0.41 million)	103.8%	NIS 1.31 million (~$0.41 million)
Uri Perelman	NIS 1.12 million (~$0.35 million)	75%	NIS 0.84 million (~$0.26 million)	103.96%	NIS 0.87 million (~$0.27million)
Aviram Lahav	NIS 1.54 million (~$0.48 million)	75%	NIS 1.15 million (~$0.36million)	99.22%	NIS 1.15 million (~$0.36 million)
Raviv Zoller	-	-	-	-	-

(1) The adjustments to the Company's annual net and operating income, as specified in "Item 5 – Financial Results and Business Overview– A. Operating Results" of the 2025 Annual Report, for purposes of calculating the STI threshold and the measurable financials goals for the CEO and the CoB, are consistent with the Predefined List in the Company's Compensation Policy.

(2) Annual base salary amounts are as of December 31, 2025 salary, multiplied by 12 months, translated into US dollar/NIS using the US dollar exchange rate in effect on December 31, 2025.

(3) For all executive officers, this column represents the weighted percentage score of the measurable financial and non-financial goals (including ESG targets) and qualitative evaluation, as applicable.

(4) The STI payout for 2025 reflects a pro rata calculation based on Mr. Aharonson's service in both roles during the year. For the period as President of the Growing Solutions division, the STI payout was ~NIS 0.22 million (approximately $69,000) (96.53% of a target STI of ~NIS 0.23 million (approximately $72,000), representing 75% of an annual base salary of ~NIS 1.55 million (approximately $0.48 million)). For the period as Chief Executive Officer, the STI payout was ~NIS 2.51 million (approximately $0.79 million) (108.27% of a target STI of ~NIS 2.32 million (approximately $0.73 million), representing 100% of an annual base salary of ~NIS 2.88 million (approximately $0.9 million)). The combined STI payout for 2025 was ~NIS 2.73 million (approximately $0.86 million), reflecting 107.23% of a weighted STI target of ~NIS 2.54 million (approximately $0.8 million), based on a weighted annual base salary of ~NIS 2.62 million (approximately $0.82 million).

(5) Mr. Doppelt's STI Target for 2025 (which was also his maximum potential STI payout) under his compensation terms was set at a nominal NIS 1.2 million (approximately $0.38 million) until March 6, 2025, the date on which the shareholders' meeting approved the change in Mr. Doppelt's compensation, and as of March 7, 2025, at NIS 1.34 million (approximately $0.41 million), linked to CPI adjustments. Mr. Doppelt's 2025 STI Target of NIS 1.31 million was calculated on a pro rata basis, reflecting the two periods described above.

ICL

41

SECTION 4 | BOARD OF DIRECTORS BOARD OF DIRECTORS 42

SECTION 4 | BOARD OF DIRECTORS

DIRECTOR NOMINEES STANDING FOR RE-ELECTION



YOAV DOPPELT

Executive Chairman of the Board
(Chairman since July 2019)

Age: 57
Director since: December 2018

As Chief Executive Officer of Israel Corp. and a longstanding leader of major global investment and energy enterprises, Mr. Doppelt brings extensive operational and global business experience with growth companies, together with a strong background in capital markets and in leading public equity and debt offerings in the US and Europe. His leadership of XT Investments and his prior chief executive and chairmanship roles provide the Board with valuable perspective on strategy, mergers and acquisitions, and long-term value creation.

Key skills and experience

- Leadership & company management
- Industry/Commercial expert
- Other economic sectors
- Finance, financial reporting, law and compliance
- Accounting and auditing, sustainability reporting and risk management
- Innovation, research & development and technology
- Digitalization, IT, business models
- and start-ups
- Human resources, communications and the media

Education and Certifications

- BSC degree in Economics and Management from the Technion - Israel Institute of Technology
- MBA degree from Haifa University

Leadership Experience and Service

- Chief Executive Officer of Israel Corp.
- Chief Executive Officer of Kenon Holdings Ltd. (NYSE: KEN) and Executive Chairman of IC Power Ltd. (March 2014 - September 2017)
- Founder and Chief Executive Officer of the Ofer Group's private equity fund
- Chief Executive Officer of XT Investments (formerly XT Capital / Ofer Hi-Tech) since 2001
- Led several public offerings of equity and debt in the US and Europe

Directorships

- AKVA Group ASA (current)
- Prodalim Investments Ltd. (former)
- OPC Energy Ltd. (TASE: OPC) - former Chairman
- Zim Integrated Shipping Services Ltd. - former director
- Melisron Ltd. - former director

Board & Committee Membership	2025 Meeting Attendance
Board	19 of 19 (100%)

2025 Annual Meeting Results	% (Number) of Votes Cast for Nominee
2025	88.47%

43

SECTION 4 | BOARD OF DIRECTORS



AVIAD KAUFMAN

Director

Age: 55
Director since: March 2014

Mr. Kaufman brings deep corporate finance, accounting and senior management experience, having served in chief executive, chief financial officer and other corporate finance roles across major investment and technology groups and as a certified public accountant. His financial expertise and board service across companies support the Board's oversight of financial strategy, capital structure and risk.

Key skills and experience

- Leadership experience in managing companies, associations and networks
- Industry/Commercial expert
- Other economic sectors
- Finance, financial reporting, law and compliance
- Accounting and auditing, sustainability reporting and risk management

Education and Certifications

- BA degree in Accounting and Economics from the Hebrew University of Jerusalem (with distinction)
- MBA degree in Finance from Tel Aviv University
- Certified Public Accountant

Leadership Experience and Service

- Chief Executive Officer of One Globe Business Advisory Ltd.
- Chairman of Israel Corp.
- Board member of Kenon Holdings Ltd. and OPC Energy Ltd.
- Chief Executive Officer of Quantum Pacific (UK) LLP (2017-2021); CFO (2008-2017)
- Senior corporate finance roles at Amdocs Ltd. (2002-2007)
- Various consultancy positions with KPMG

Directorships

- Israel Corp. - Chairman (current)
- Kenon Holdings Ltd. (current)
- OPC Energy Ltd. (current)

Board & Committee Membership

Financing Committee (Member)

Board & Committee Membership	2025 Meeting Attendance
Board	19 of 19 (100%)
Financing	2 of 2 (100%)

2025 Annual Meeting Results	% (Number) of Votes Cast for Nominee
2025	88.25%

44

SECTION 4 | BOARD OF DIRECTORS AVISAR PAZ Key skills and experience ‡ Leadership experience in managing companies, associations and networks ‡ Industry/Commercial expert ‡ Other economic sectors ‡ Finance, financial reporting, law and compliance ‡ Accounting and auditing, sustainability reporting and risk management ‡ Digitalization, IT, business models and start - ups Education and Certifications ‡ BA degree in Economics and Accounting from Tel Aviv University ‡ Certified Public Accountant in Israel (CPA) Leadership Experience and Service ‡ Chairman of the Board of Directors of OPC Energy Ltd. (until January 3 , 2021 ) ‡ Chief Executive Officer of Israel Corp. ‡ Chief Financial Officer of Israel Corp. Directorships ‡ OPC Energy Ltd. - former Chairman Director Age: 69 Director since: April 2011 With decades of senior leadership at Israel Corp., including as both Chief Executive Officer and Chief Financial Officer, and as a certified public accountant in Israel, Mr. Paz contributes extensive financial, accounting and governance experience that strengthens the Board ’ s oversight of financial reporting and corporate strategy. 2025 Annual Meeting Results % (Number) of Votes Cast for Nominee Board & Committee Membership 2025 Meeting Attendance 19 of 19 ( 100%) Board 2 of 2 ( 100%) Financing 88.12% 2025 Board & Committee Membership 45 Financing Committee (Member)

SECTION 4 | BOARD OF DIRECTORS



LIOR REITBLATT

Director

Age: 68
Director since: November 2017

Independent under the Israeli Companies Law and NYSE rules.

Mr. Reitblatt brings 28 years of chief executive and chairmanship experience leading one of Israel's largest retail enterprises, combined with financial and accounting expertise as a certified public accountant. His operational leadership and financial acumen enhance the Board's oversight of strategy, retail operations and financial controls.

Key skills and experience

- Leadership experience in managing companies, associations and networks
- Industry/Commercial expert
- Other economic sectors
- Finance, financial reporting, law and compliance
- Accounting and auditing, sustainability reporting and risk management
- Digitalization, IT, business models and start-ups
- Human resources, communications and the media

Education and Certifications

- BA degree in Accounting and Economics from Tel Aviv University
- MBA degree from the University of California, Berkeley
- Certified Public Accountant

Leadership Experience and Service

- Chief Executive Officer and Chairman of the Board of Super-Pharm (Israel) Ltd. for 28 years
- Chairman of the Advisory Board of Amorphical
- Chairman of the Board of LifeStyle Ltd.
- Member of the board of Office Depot Israel Ltd.

Directorships

- Amorphical - Chairman of Advisory Board (current)
- LifeStyle Ltd. - former Chairman
- Office Depot Israel Ltd. - former board member

Board & Committee Membership

Audit & Accounting Committee (Member)
HR & Compensation Committee (Member)

Board & Committee Membership	2025 Meeting Attendance
Board	19 of 19 (100%)
Audit & Accounting	10 of 10 (100%)
HR & Compensation	8 of 8 (100%)

2025 Annual Meeting Results	% (Number) of Votes Cast for Nominee
2025	99.43%

ICL

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SECTION 4 | BOARD OF DIRECTORS



SAGI KABLA

Director

Age: 49
Director since: February 2016

Non-independent (under both the Israeli Companies Law and NYSE rules).

As Chief Financial Officer of Israel Corp. and a former leader in KPMG's corporate finance and mergers and acquisitions practice, Mr. Kabla brings strong financial reporting, accounting and transactional expertise. His experience in business development and investor relations supports the Board's oversight of financial strategy and capital structure.

Key skills and experience

- Leadership experience in managing companies, associations and networks
- Industry/Commercial expert
- Other economic sectors
- Finance, financial reporting, law and compliance
- Sustainability topics
- Accounting and auditing, sustainability reporting and risk management
- Innovation, research & development and technology
- Digitalization, IT, business models and start-ups

Education and Certifications

- MBA in Finance from the College of Management Academic Studies (COMAS)
- BA degree in Economics and Accounting from Bar-Ilan University
- Certified Public Accountant in Israel

Leadership Experience and Service

- Chief Financial Officer of Israel Corp. since December 2015
- Director of Prodalim Investments Ltd. (appointed March 2025)
- Director of Oil Refineries Ltd. (former)
- Director of Tower Semiconductors Ltd. (former)
- Various senior executive roles at Israel Corp. (business development, investor relations)
- Management positions in the corporate finance and M&A division of KPMG

Directorships

- Prodalim Investments Ltd. (former)
- Oil Refineries Ltd. - former director
- Tower Semiconductors Ltd. - former director

Board & Committee Membership

Climate, Sustainability & Community Relations Committee (Member)
Financing Committee (Chair)

Board & Committee Membership	2025 Meeting Attendance
Board	18 of 19 (95%)
Climate, Sustainability & Community Relations	5 of 5 (100%)
Financing	2 of 2 (100%)

2025 Annual Meeting Results	% (Number) of Votes Cast for Nominee
2025	88.28%

47

SECTION 4 | BOARD OF DIRECTORS



TZIPI OZER ARMON

Director

Age: 60
Director since: January 2020

Independent under the Israeli Companies Law and NYSE rules.

Ms. Ozer-Armon brings proven global executive leadership as chief executive of an international medical-technology company and through senior commercial roles at leading technology and pharmaceutical companies. Her experience driving innovation, sales and international growth enhances the Board's oversight of strategy, technology and global markets.

Key skills and experience

- Leadership experience in managing companies, associations and networks
- Other economic sectors
- Finance, financial reporting, law and compliance
- Accounting and auditing, sustainability reporting and risk management
- Innovation, research & development and technology
- Digitalization, IT, business models and start-ups
- Human resources, communications and the media

Education and Certifications

- BA degree, magna cum laude, in Economics from Tel-Aviv University
- MBA degree in Finance and Marketing from Tel-Aviv University
- AMP graduate of the Harvard Business School

Leadership Experience and Service

- Chief Executive Officer of Lumenis Ltd.
- Headed the Japanese market activities of Teva Pharmaceutical Industries Ltd.
- Senior Vice President of Sales and Marketing at SanDisk
- VP & General Manager at MSystems
- Director at Check Point

Directorships

- Check Point (current)

Board & Committee Membership

Regulatory Committee (Member)

Board & Committee Membership	2025 Meeting Attendance
Board	19 of 19 (100%)
Regulation	2 of 2 (100%)

2025 Annual Meeting Results	% (Number) of Votes Cast for Nominee
2025	98.71%

48

SECTION 4 | BOARD OF DIRECTORS



GADI LESIN

Director

Age: 59
Director since: March 2021

Independent under the Israeli Companies Law and NYSE rules.

Having served as President and Chief Executive Officer of one of Israel's largest international food and beverage companies — strengthening its international operations and more than doubling its equity value — Mr. Lesin brings extensive leadership, operational and consumer-industry experience that enhances the Board's oversight of strategy and business growth.

Key skills and experience

- Leadership experience in managing companies, associations and networks
- Industry/Commercial expert
- Other economic sectors
- Finance, financial reporting, law and compliance
- Sustainability topics
- Accounting and auditing, sustainability reporting and risk management
- Innovation, research & development and technology
- Digitalization, IT, business models and start-ups
- Human resources, communications and the media

Education and Certifications

- BA degree in Business Management, cum laude, from the Tel Aviv College of Management
- MBA degree, cum laude, from Ben Gurion University
- Graduate of the CEO Program, Harvard University

Leadership Experience and Service

- President and Chief Executive Officer of Strauss Group Ltd. (2009-2018) — an international food and beverage company and the largest food company in Israel
- Under his leadership, the Strauss Group strengthened its international operations, more than doubled its equity value, and grew its profits significantly
- Director in ORIAN SH.M. Ltd. (TASE)
- External director in Electra Consumer Products (TASE)
- Member of the Executive Board of the Aharai! Organization

Directorships

- ORIAN SH.M. Ltd. (TASE) - current director
- Electra Consumer Products (TASE) - current external director
- Soglowek Ltd. - director
- Wonder Veggies - founder and director

Board & Committee Membership

Audit & Accounting Committee (Member)
Climate, Sustainability & Community Relations Committee (Member)

Board & Committee Membership	2025 Meeting Attendance
Board	19 of 19 (100%)
Audit & Accounting	10 of 10 (100%)
Climate, Sustainability & Community Relations	5 of 5 (100%)

2025 Annual Meeting Results	% (Number) of Votes Cast for Nominee
2025	99.38%

49

SECTION 4 | BOARD OF DIRECTORS



MICHAL SILVERBERG

Director

Age: 50
Director since: July 2022

Independent under NYSE rules; meets all qualifications for independent director under the Israeli Companies Law but is not formally classified as such.

Ms. Silverberg brings more than two decades of experience in the life sciences and venture capital sectors, including senior roles at leading global venture funds and pharmaceutical and biotech companies. Her expertise in innovation, research and development, technology and business development provides the Board with a valuable perspective on growth and specialty-product strategy.

Key skills and experience

- Leadership experience in managing companies, associations and networks
- Other economic sectors
- Finance, financial reporting, law and compliance
- Accounting and auditing, sustainability reporting and risk management
- Innovation, research & development and technology
- Digitalization, IT, business models and start-ups

Education and Certifications

- BA degree in Economics and Business Management from Haifa University, Israel
- MBA degree from Tel Aviv University, Israel
- MA degree in Biotechnology from Columbia University, New York

Leadership Experience and Service

- Managing Director at the Novartis Venture Fund (NVF) (2017-2026)
- Senior Partner at Takeda Ventures (from 2014)
- Senior Director Business Development and New Product Commercialization at Novo Nordisk (from 2007); member of the BioPharma leadership team
- Positions in the Office of the Chief Scientist of Israel (incubator program), venture capital (Ofer Brothers Hi Tech investing group), MGVS Ltd. and OSI Pharmaceuticals, Inc.

Board & Committee Membership	2025 Meeting Attendance
Board	19 of 19 (100%)

2025 Annual Meeting Results	% (Number) of Votes Cast for Nominee
2025	88.95%

50

SECTION 4 | BOARD OF DIRECTORS SHALOM SHLOMO Key skills and experience ‡ Sustainability topics ‡ Human resources, communications and the media Education and Certifications ‡ LLB degree in Law from the Israeli Academic Center for Law and Business Leadership Experience and Service ‡ Over 20 years of experience in various leading positions in the public and private sectors ‡ Chairman of the Haim Avshalom Institute (since May 2023 ) ‡ Director of Ashdod Refinery Ltd. (Israeli public company, since August 2023 ) ‡ Provided consulting services to Israeli energy, infrastructure and telecommunications companies ‡ Israeli Cabinet Secretary (June 2021 - January 2023 ) Directorships ‡ Ashdod Refinery Ltd. (Israeli public company, since August 2023 ) Director Age: 48 Director since: January 2024 Independent under the Israeli Companies Law and NYSE rules. With over 20 years in senior public - and private - sector roles, including serving as the Israeli Cabinet Secretary, and current leadership in the energy and infrastructure sector, Mr. Shlomo brings to the Board valuable expertise in public policy, regulation, law and infrastructure — a perspective that is particularly relevant as ICL prepares for significant regulatory developments. 2025 Annual Meeting Results % (Number) of Votes Cast for Nominee 99.42% 2025 Board & Committee Membership 51 2025 Meeting Attendance Board & Committee Membership Climate, Sustainability & Community Relations Committee (Member, from 10 Nov 2024 ) Regulatory Committee (Chair) 19 of 19 ( 100%) Board 2 of 2 ( 100%) Regulation

SECTION 4 | BOARD OF DIRECTORS

EXTERNAL DIRECTORS CONTINUING IN OFFICE



DR. MIRIAM HARAN

External Director (second three-year term: 17 July 2024 - 16 July 2027)

Age: 76
Director since: July 2021

External director under the Israeli Companies Law and independent under NYSE rules; has financial and accounting expertise.

With over forty years in environmental management and safety, including serving as Director General and Chief Scientist of Israel's Ministry of Environmental Protection, Dr. Haran brings to the Board deep expertise in sustainability, climate, environment and risk management. As a seasoned environmental expert and scientist, she provides critical oversight of ICL's climate, sustainability and safety agenda.

Key skills and experience

- Leadership experience in managing companies, associations and networks
- Industry/Commercial expert
- Other economic sectors
- Sustainability topics
- Accounting and auditing, sustainability reporting and risk management
- Innovation, research & development and technology
- Human resources, communications and the media

Education and Certifications

- B.Sc. in Natural Sciences from the Hebrew University of Jerusalem
- PhD in Organic Chemistry from Brandeis University

Leadership Experience and Service

- Involved in environmental management and safety issues for over forty years
- Chair of Israel Resource Efficiency Center
- Chair of the Weitz Center for Sustainable Development
- Board member of M.A.I (recycling of electrical and electronic waste)
- Chair of the Public Safety Committee in the Prime Minister's Office
- Director General, Deputy Director General and Chief Scientist of Israel's Ministry of Environmental Protection
- Head of Ono Academic College's MBA Program in Environmental Management
- Chair of the Israel Consumer Council
- External director of ICL (2010-2018)
- Senior Researcher at A.Y. Laboratories; Researcher and Senior Lecturer at the Hebrew University; Researcher at Rutgers University

Directorships

- M.A.I (current)
- ESC - former board member
- BGN Technologies Ltd. - former board member

Board & Committee Membership

Audit & Accounting Committee (Member)
HR & Compensation Committee (Chair)
Climate, Sustainability & Community Relations Committee (Chair)
Regulatory Committee (Member)

Board & Committee Membership	2025 Meeting Attendance
Board	19 of 19 (100%)
Audit & Accounting	10 of 10 (100%)
HR & Compensation	8 of 8 (100%)
Climate, Sustainability & Community Relations	5 of 5 (100%)
Regulation	2 of 2 (100%)

2024 Extraordinary Meeting Results	% (Number) of Votes Cast for Nominee
2024	99.02%

ICL

52

SECTION 4 | BOARD OF DIRECTORS DAFNA GRUBER Key skills and experience ‡ Leadership experience in managing companies, associations and networks ‡ Industry/Commercial expert ‡ Other economic sectors ‡ Finance, financial reporting, law and compliance ‡ Sustainability topics ‡ Accounting and auditing, sustainability reporting and risk management ‡ Innovation, research & development and technology ‡ Digitalization, IT, business models and start - ups ‡ Human resources, communications and the media Education and Certifications ‡ BA degree in Accounting and Economics from Tel Aviv University ‡ Certified Public Accountant Leadership Experience and Service ‡ Chief Financial Officer of Netafim Ltd. (precision irrigation solutions, 2021 - 2025 ) ‡ Chief Financial Officer of Clal Industries Ltd. ( 2015 - 2017 ) ‡ Chief Financial Officer of Nice Systems Ltd. ( 2007 - 2015 ) ‡ Chief Financial Officer of Alvarion Ltd. ( 1999 - 2007 ) ‡ External director of Cellbrite Ltd. ‡ External director of Check Point Software Technologies Ltd. Directorships ‡ Cellbrite Ltd. - external director (current) ‡ Check Point Software Technologies Ltd. - external director (current) ‡ Nova Ltd. - former ‡ TAT Technologies Ltd. - former External Director (second three - year term: 27 January 2025 - 26 January 2028 ) Age: 60 Director since: January 2022 External director under the Israeli Companies Law and independent under NYSE rules; has financial and accounting expertise. Ms. Gruber brings extensive financial leadership experience, having served as the chief financial officer of multiple major technology and industrial companies, and is a certified public accountant with financial and accounting expertise. Her experience in financial reporting, accounting and risk - management strengthens the Board ’ s audit and financial oversight. 2024 Extraordinary Meeting Results % (Number) of Votes Cast for Nominee 97.32% 2024 Board & Committee Membership 53 2025 Meeting Attendance 18 of 19 ( 95%) Board 10 of 10 ( 100%) Audit & Accounting 8 of 8 ( 100%) HR & Compensation 2 of 2 ( 100%) Financing Board & Committee Membership Audit & Accounting Committee (Chair) HR & Compensation Committee (Member) Financing Committee (Member)

SECTION 4 | BOARD OF DIRECTORS

BOARD COMMITTEES

Our Board of Directors has established the following committees, which operate in accordance with written charters or procedures that set forth, among other things, such committee's structure, manner of operations, qualification and membership requirements, responsibilities and authorities.

COMMITTEE NAME	MAIN RESPONSIBILITIES	COMMITTEE MEMBERS
AUDIT & ACCOUNTING (1) Statutory committee	• Identifying and addressing flaws in the business management of the Company • Review and approve interested party transactions; determine criteria for classification and approval of interested party transactions • Establishing whistleblower procedures • Overseeing the Company's internal audit system and the performance of its internal auditor • Appointment, compensation, oversight and scope of work assessment of the Company's independent accounting firm • Monitoring ICL's financial statements and the effectiveness of its internal controls • Ensure the Company's compliance with legal and regulatory requirements and adherence to corporate governance best practices • Overseeing ICL's risk management, including monitoring the activities to manage and mitigate the identified risks	**Dafna Gruber (Chair)** Dr. Miriam Haran Lior Reitblatt Gadi Lesin
HUMAN RESOURCES & COMPENSATION (2) Statutory committee	• Recommending to the Board of Directors a policy governing the compensation terms of officers and directors based on specific criteria once every three years • Recommending to the Board of Directors, from time to time, updates to such compensation policy • Reviewing the implementation of the compensation policy • Deciding whether to approve transactions with respect to terms of office and employment of officers and directors (which require approval by the compensation committee under the Israeli Companies Law) • Approving, under certain circumstances, an exemption from shareholder approval of the compensation terms of a candidate for chief executive officer (who meets certain non- affiliation criteria, in accordance with the provisions of the Israeli Companies Law) • Overseeing the Company's bonus and equity plans • Overseeing evaluation of top management and employees • Overseeing succession planning	**Dr. Miriam Haran (Chair)** Dafna Gruber Lior Reitblatt
CLIMATE, SUSTAINABILITY & COMMUNITY RELATIONS (3) Not statutory committee, advisory only	• Overseeing ICL's climate, sustainability, safety, environment and water management related risks and opportunities, targets, policies and programs • Overseeing ICL's community outreach programs, public relations and advocacy • Overseeing diversity and inclusion aspects in the Company	**Dr. Miriam Haran (Chair, Environmental Expert)** Sagi Kabla Gadi Lesin
FINANCING COMMITTEE (4) Not statutory committee, advisory only	Overseeing ICL's financing and equity management and operations, including loans, equity offerings, hedging, debt and other financing vehicles	**Sagi Kabla (Chair)** Aviad Kaufman Avisar Paz Dafna Gruber
REGULATION COMMITTEE Not statutory committee, advisory only	Overseeing ICL's preparedness for significant regulatory changes expected in the coming years, including preparations related to the expiration of the Dead Sea concession and the processes for allocating a new concession in 2030	**Shalom Shlomo (Chair)** Tzipi Ozer-Armon Dr. Miriam Haran

ICL

54

SECTION 4 | BOARD OF DIRECTORS 1 AUDIT AND ACCOUNTING COMMITTEE Under the Israeli Companies Law, the Audit Committee must consist of at least three directors who meet certain independence criteria and must include all of the Company ’ s external directors. The Chair of the Audit Committee is required to be an external director. In addition to meeting the requirements of Israeli law, our Audit and Accounting Committee also complies with the composition requirements applicable to U.S. companies that are listed on the NYSE and under SEC rules. All members of our Audit and Accounting Committee are independent directors, as such term is defined under SEC rules and in the NYSE listing requirements. Our Board of Directors has determined that all the members of the Audit and Accounting Committee are financially literate as provided in the NYSE rules. 2 HUMAN RESOURCES AND COMPENSATION COMMITTEE Under the Israeli Companies Law, the Compensation Committee must consist of at least three directors who meet certain independence criteria and include all of the Company ’ s external directors, who are required to constitute a majority of its members. The Chair of the Compensation Committee must be an external director. The members of the Compensation Committee are remunerated for their service in accordance with the Compensation Regulations, which govern the compensation of external directors. All members of our HR & Compensation Committee are also independent directors as such term is defined in the NYSE listing requirements and under SEC rules. 3 CLIMATE, SUSTAINABILITY AND COMMUNITY RELATIONS COMMITTEE Our Climate, Sustainability and Community Relations Committee is not a statutory committee and is not authorized to exercise any power of our Board of Directors and has advisory authority only. 4 FINANCING COMMITTEE Our Financing Committee is not a statutory committee and is not authorized to exercise any power of our Board of Directors and has advisory authority only. 5 REGULATION COMMITTEE Our Regulation Committee is not a statutory committee and is not authorized to exercise any power of our Board of Directors and has advisory authority only. By Order of the Board of Directors, Aya Landman, Adv. VP, Chief Compliance Officer & Corporate Secretary July 23 , 2026 55

APPENDIX A APPENDIX A – RECONCILIATION OF NON - IFRS MEASURES FULL YEARS 2025 AND 2024 56 FY ’ 24 FY ’ 25 Calculation of Adjusted EBITDA (US$M) 464 280 Net income 140 139 Financing expenses, net 172 161 Taxes on income (1) - Less: Share in earnings of equity - accounted investees 775 580 Operating income 596 615 Depreciation and amortization 98 293 Adjustments (1) 1,469 1,488 Adjusted EBITDA (1) Divestment related items and transaction costs from the security situation in Israel, impairment and write - off of assets and provision for site closure, provision for early retirement and legal proceedings. FY ’ 24 FY ’ 25 Calculation of adjusted net income attributable (US$M) 407 226 Net income, attributable 98 293 Adjustments (1) (21) (54) Total tax adjustments 484 465 Adjusted net income, attributable FY ’ 24 FY ’ 25 Calculation of Adjusted Diluted Earnings Per Share (US$M, excluding per share data) 484 465 Adjusted net income, attributable 1,290 1,291 Weighted - average number of diluted ordinary shares outstanding (in millions) 0.38 0.36 Adjusted diluted earnings per share (2) CALCULATION OF ADJUSTED NET INCOME, ATTRIBUTABLE AND ADJUSTED DILUTED EARNINGS PER SHARE ( “ EPS ” ) (1) Divestment related items and transaction costs from the security situation in Israel, impairment and write - off of assets and provision for site closure, provision for early retirement and legal proceedings. (2) Adjusted diluted EPS is calculated by dividing adjusted net income attributable to the Company's shareholders by the weighted - average number of diluted ordinary shares outstanding. Note: Numbers may not add up due to rounding and set offs.

ICL Group Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.

By:	/s/ Asaf Alperovitz
	Name:	Asaf Alperovitz
	Title:	Chief Financial Officer

ICL Group Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	VP, Chief Compliance Officer & Corporate Secretary

Date: July 30, 2026

EXHIBIT INDEX

Exhibit No. Description

99.1 Form of proxy card